Exhibit 99.1

TOGUT, SEGAL & SEGAL LLP	Hearing Date: October 31, 2018 at 10:00 a.m. ET
One Penn Plaza, Suite 3335	Objection Deadline: October 25, 2018 at 4:00 p.m ET

New York, New York 10119

(212) 594-5000

Albert Togut

Frank A. Oswald

Kyle J. Ortiz

Amanda C. Glaubach

Counsel for Debtors and Debtors in Possession

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

:
In re:	:	Chapter 11
:
PACIFIC DRILLING S.A., et al.,	:	Case No. 17-13193 (MEW)
:
	:	(Jointly Administered)
Debtors[1]	:
:
:

PLAN SUPPLEMENT IN CONNECTION WITH THE DEBTORS’ JOINT

CHAPTER 11 PLAN OF REORGANIZATION FOR CERTAIN OF THE DEBTORS

Pacific Driling S.A. (“PDSA”) on behalf of itself and certain of its affiliates as debtors and debtors-in-possession (the “Debtors”) hereby submit this Plan Supplement in connection with, and as defined in, the Debtors’ Modified Third Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, dated September 27, 2018 [Docket No. 620] (as may be amended, modified, or supplemented from time to time, the “Plan”).2

[1]

The Debtors in these chapter 11 cases and, if applicable, the last four digits of their U.S. taxpayer identification numbers are: Pacific Drilling S.A.; Pacific Drilling (Gibraltar) Limited; Pacific Drillship (Gibraltar) Limited; Pacific Drilling, Inc. (1524); Pacific Drilling Finance S.à.r.l.; Pacific Drillship SARL, Pacific Drilling Limited, Pacific Sharav S.à.r.l. (2431), Pacific Drilling VII Limited; Pacific Drilling V Limited; Pacific Drilling VIII Limited, Pacific Scirocco Ltd. (0073); Pacific Bora Ltd. (9815); Pacific Mistral Ltd., Pacific Santa Ana (Gibraltar) Limited, Pacific Drilling Operations Limited (9103); Pacific Drilling Operations, Inc. (4446); Pacific Santa Ana S.à.r.l. (6417), Pacific Drilling, LLC (7655); Pacific Drilling Services, Inc. (5302); Pacific Drillship Nigeria Limited (0281); and Pacific Sharav Korlátolt Felelősségű Társaság.

[2]	Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

This Plan Supplement is integral to and part of the Plan, and contains the following documents annexed hereto:

•	Exhibit A – New First Lien Notes Indenture

•	Exhibit B – New Second Lien PIK Toggle Notes Indenture

•	Exhibit C – New Intercreditor Agreement

•	Exhibit D – Amended Certificates of Incorporation and Amended By-Laws

•	Exhibit E – Board of Director Information Required by Bankruptcy Code Section 1129(a)(5)

•	Exhibit F – Registration Rights Agreement

•	Exhibit G – Schedule of Rejected Executory Contracts and Unexpired Leases

•	Exhibit H – Reverse Stock Split Mechanics

(Concludes on the Following Page)

The Plan Supplement documents attached hereto remain subject to (a) further review, negotiation, and modification, and (b) final approval and documentation in a manner consistent with the Plan and the ECA Document Requirements, and that the Debtors reserve the right to amend documents contained or annexed as Exhibits to the Plan Supplement before the Effective Date in accordance with the Plan and the ECA Document Requirements.

Dated: New York, New York

  October 17, 2018

PACIFIC DRILLING S.A., on behalf of itself and its affiliated Debtors and Debtors in Possession

By their Counsel:
TOGUT, SEGAL & SEGAL LLP
By:

/s/ Kyle J. Ortiz
ALBERT TOGUT
FRANK A. OSWALD
KYLE J. ORTIZ
AMANDA C. GLAUBACH
One Penn Plaza, Suite 3335
New York, New York 10119
Telephone: (212) 594-5000
Fax: (212) 967-4258
Facsimile: (212) 558-3588

Exhibit A

New First Lien Notes Indenture

Exhibit A is incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed with the Securities and Exchange Commission on September 28, 2018

Exhibit B

New Second Lien PIK Toggle Notes Indenture

Exhibit B is incorporated by reference to Exhibit 99.3 to the Report on Form 6-K, filed with the Securities and Exchange Commission on September 28, 2018

Exhibit C

New Intercreditor Agreement

INTERCREDITOR AGREEMENT

dated as of [•], 2018 between

Wilmington Trust, National Association,

as First Lien Collateral Agent,

and

Wilmington Trust, National Association,

as Junior Lien Collateral Agent

And acknowledged and agreed to by

the Company and Grantors on the signature pages hereto

THIS IS THE INTERCREDITOR AGREEMENT REFERRED TO IN (1) THE FIRST LIEN INDENTURE, DATED AS OF SEPTEMBER 26, 2018 (AND AS SUPPLEMENTED AND AMENDED AS OF THE DATE HEREOF), AMONG PACIFIC DRILLING FIRST LIEN ESCROW ISSUER LIMITED AND WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE AND COLLATERAL AGENT, AND (2) THE JUNIOR LIEN INDENTURE, DATED AS OF SEPTEMBER 26, 2018 (AND AS SUPPLEMENTED AND AMENDED AS OF THE DATE HEREOF), AMONG PACIFIC DRILLING SECOND LIEN ESCROW ISSUER LIMITED AND WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE AND JUNIOR LIEN COLLATERAL AGENT.

TABLE OF CONTENTS

		Page
ARTICLE I
DEFINITIONS
Section 1.01	Construction; Certain Defined Terms	1

ARTICLE II
LIEN PRIORITIES

Section 2.01	Relative Priorities	15
Section 2.02	Prohibition on Contesting Liens, Marshalling, Etc.	16
Section 2.03	No New Liens	16
Section 2.04	Similar Collateral and Agreements	16
Section 2.05	No Duties of First Lien Collateral Agent	17
Section 2.06	No Duties of Junior Lien Collateral Agent	18

ARTICLE III
ENFORCEMENT RIGHTS; PURCHASE OPTION

Section 3.01	Limitation on Enforcement Action	18
Section 3.02	Standstill Periods; Permitted Enforcement Action	19
Section 3.03	Insurance	20
Section 3.04	Notification of Release of Collateral	21
Section 3.05	No Interference; Payment Over	21
Section 3.06	Purchase Option	23

ARTICLE IV
OTHER AGREEMENTS

Section 4.01	Release of Liens; Automatic Release of Junior Liens	26
Section 4.02	Certain Agreements With Respect to Insolvency or Liquidation Proceedings	26
Section 4.03	Reinstatement	30
Section 4.04	Refinancings; Additional First Lien Debt and Additional Junior Lien Debt	31
Section 4.05	Amendments to Junior Lien Documents	32
Section 4.06	Legends	33
Section 4.07	Junior Lien Secured Parties Rights as Unsecured Creditors; Judgment Lien Creditor	33
Section 4.08	Postponement of Subrogation	33
Section 4.09	Acknowledgment by the Secured Debt Representatives	33

ARTICLE V
GRATUITOUS BAILMENT FOR PERFECTION OF CERTAIN SECURITY INTERESTS

Section 5.01	General	34
Section 5.02	Deposit Accounts	34

ARTICLE VI
APPLICATION OF PROCEEDS; DETERMINATION OF AMOUNTS

Section 6.01	Application of Proceeds	35

i

Annex and Exhibits

Annex I

Exhibit A	Form of Additional Secured Debt Designation
Exhibit B	Collateral Documents

ii

THIS INTERCREDITOR AGREEMENT, dated as of [•], 2018 (as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), is between Wilmington Trust, National Association, solely in its capacity as the collateral agent for the First Lien Secured Parties referred to herein (in such capacity, and together with its successors and assigns in such capacity, the “First Lien Collateral Agent”) and Wilmington Trust, National Association, solely in its capacity as the collateral agent for the Junior Lien Secured Parties referred to herein (in such capacity, and together with its successors and assigns in such capacity, the “Junior Lien Collateral Agent”), and acknowledged and agreed to by Pacific Drilling S.A., a Luxembourg corporation under the form of société anonyme (together with its successors and permitted assigns, the “Company”) and the Grantors (as defined below) on the signature pages hereto.

On September 26, 2018, Pacific Drilling First Lien Escrow Issuer Limited (the “First Lien Escrow Issuer”) issued 8.375% First Lien Notes due 2023 (the “First Lien Notes”) in an aggregate principal amount of $750,000,000 pursuant to an indenture dated as of September 26, 2018 (the “First Lien Base Indenture”) between the First Lien Escrow Issuer, Wilmington Trust, National Association (“Wilmington”), as trustee (in such capacity, and together with its successors and assigns in such capacity, the “First Lien Trustee”) and the First Lien Collateral Agent, and Pacific Drilling Second Lien Escrow Issuer Limited (the “Junior Lien Escrow Issuer”) issued 11.000% / 12.000% Second Lien PIK Notes due 2024 (the “Junior Lien Notes”) in an aggregate principal amount of $273,614,300 pursuant to an indenture dated as of September 26, 2018 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Junior Base Lien Indenture”) between the Junior Lien Escrow Issuer, Wilmington, as trustee (in such capacity, and together with its successors and assigns in such capacity, the “Junior Lien Trustee”) and the Junior Lien Collateral Agent. On or about the date hereof, the Company consummated a series of transactions whereby (1) the First Lien Escrow Issuer and the Junior Lien Escrow Issuer merged with and into the Company, (2) the Company assumed all of the obligations of the First Lien Escrow Issuer under the First Lien Base Indenture and the First Lien Note Documents by executing a supplemental indenture, dated as of [•], 2018, between the Company, the First Lien Trustee and the First Lien Collateral Agent (the “First Lien Assumption Supplemental Indenture”) and Junior Lien Escrow Issuer under the Junior Lien Base Indenture and the Junior Lien Note Documents by executing a supplemental indenture, dated as of [•], 2018, between the Company, the Junior Lien Trustee and the Junior Lien Collateral Agent (the “Junior Lien Assumption Supplemental Indenture”), and (3) each of the Guarantors (as defined below) guaranteed the First Lien Obligations (as defined below) by executing a supplemental indenture, dated as of [•], 2018, among each of the Guarantors, the First Lien Trustee and First Lien Collateral Agent (the “First Lien Guarantee Supplemental Indenture” and, together with the First Lien Assumption Supplemental Indenture, the “First Lien Supplemental Indentures”; the First Lien Base Indenture, as supplemented by the First Lien Supplemental Indentures and as amended, restated, supplemented or otherwise modified and in effect from time to time, the “First Lien Indenture”) and the Junior Lien Obligations (as defined below) by executing a supplemental indenture, dated as of [•], 2018, among each of the Guarantors, the Junior Lien Trustee and the Junior Lien Collateral Agent (the “Junior Lien Guarantee Supplemental Indenture” and, together with the Junior Lien Assumption Supplemental Indenture, the “Junior Lien Supplemental Indentures”; the Junior Lien Base Indenture, as supplemented by the Junior Lien Supplemental Indentures and as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Junior Lien Indenture”) and became a party to the First Lien Note Documents and the Second Lien Note Documents.

The Company and the other Grantors have secured their Obligations under the First Lien Indenture and the Junior Lien Indenture, and will secure their Obligations under any future First Lien Debt and Junior Lien Debt and any other First Lien Obligation and Junior Lien Obligation, with Liens on all present and future Collateral to the extent that such Liens will be provided for in the applicable Collateral Documents.

1

This Agreement sets forth the relative priorities of the First Liens and the Junior Liens in respect of the Collateral and the terms on which each First Lien Secured Party (as defined below) and each Junior Lien Secured Party (as defined below) has appointed the First Lien Collateral Agent and the Junior Lien Collateral Agent, respectively, to (i) act as the collateral agent for the present and future First Lien Secured Parties (as defined below) and Junior Lien Secured Parties (as defined below), respectively; (ii) receive, hold, maintain, administer and distribute the Collateral that is at any time delivered to the First Lien Collateral Agent and the Junior Lien Collateral Agent, respectively, or is the subject of the Collateral Documents; and (iii) enforce the Collateral Documents and all interests, rights, powers and remedies of the First Lien Collateral Agent and the Junior Lien Collateral Agent, respectively, with respect thereto or thereunder and the proceeds thereof.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the First Lien Collateral Agent (for itself and on behalf of the First Lien Secured Parties) and the Junior Lien Collateral Agent (for itself and on behalf of the Junior Lien Secured Parties) agree as follows:

2

ARTICLE I

DEFINITIONS

Section 1.01 Construction; Certain Defined Terms.

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any reference herein to any agreement, instrument, other document, statute or regulation shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified in accordance with the terms of each applicable Secured Debt Document (including, for the avoidance of doubt, this Agreement), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, but shall not be deemed to include the subsidiaries of such Person unless express reference is made to such subsidiaries, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (v) unless otherwise expressly qualified herein, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and (vi) the term “or” is not exclusive.

(b) All terms used in this Agreement that are defined in Articles 1, 8 or 9 of the New York UCC (whether capitalized herein or not) and not otherwise defined herein have the meanings assigned to them in Articles 1, 8 or 9 of the New York UCC. If a term is defined in Article 9 of the New York UCC and another Article of the New York UCC, such term shall have the meaning assigned to it in Article 9 of the New York UCC.

(c) Unless otherwise set forth herein, all references herein to the First Lien Collateral Agent and the Junior Lien Collateral Agent shall be deemed to refer to each of them in its capacity as collateral agent under the First Lien Indenture and the Junior Lien Indenture, respectively.

(d) Capitalized terms used but not defined herein shall have the meanings given to them in the First Lien Indenture or the Junior Lien Indenture, as applicable.

(e) As used in this Agreement, the following terms have the meanings specified below:

“Accounts” has the meaning assigned to such term in Section 3.01.

“Additional First Lien Debt” means any First Lien Debt incurred under any Additional First Lien Facility.

“Additional First Lien Facility” means the indebtedness under any indenture, credit agreement or other agreement entered into by the Company or any Grantor for purposes of incurring secured indebtedness on a First Lien basis (other than the First Lien Indenture), which agreement and such debt is permitted under each applicable Secured Debt Document.

“Additional First Lien Obligations” means any Additional First Lien Debt and all other Obligations in respect thereof (including First Lien Hedging Obligations and First Lien Cash Management Obligations).

“Additional First Lien Secured Party” means each holder of an Additional First Lien Obligation, including each First Lien Representative and the First Lien Collateral Agent (and their respective successors).

“Additional Junior Lien Debt” means any Junior Lien Debt incurred under any Additional Junior Lien Facility.

“Additional Junior Lien Facility” means the indebtedness under any indenture, credit agreement or other agreement entered into by the Company or any Grantor for purposes of incurring secured indebtedness on a Junior Lien basis (other than the Junior Lien Indenture), which agreement and such debt is permitted under each applicable Secured Debt Document.

“Additional Junior Lien Obligations” means any Additional Junior Lien Debt and all other Obligations in respect thereof (including First Lien Hedging Obligations and First Lien Cash Management Obligations).

“Additional Junior Lien Secured Party” means each holder of an Additional Junior Lien Obligation, including the Junior Lien Collateral Agent (and its successors).

“Additional Secured Debt Designation” means the written agreement (substantially in the form of Exhibit A hereto) of the First Lien Representative of holders of any series of First Lien Debt or the Junior Lien Representative of holders of any series of Junior Lien Debt, as applicable, as set forth in the indenture, credit agreement or other agreement governing such series of First Lien Debt or series of Junior Lien Debt, for the benefit of (i) all holders of existing and future First Lien Debt, the First Lien Collateral Agent and each existing and future holder of First Liens, in the case of each additional series of First Lien Debt and (ii) all holders of each existing and future series of Junior Lien Debt, the applicable Junior Lien Collateral Agent and each existing and future holder of Junior Liens, in the case of each series of Junior Lien Debt:

(1) in the case of any additional series of First Lien Debt, that all such First Lien Obligations will be and are secured equally and ratably by all First Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such series of First Lien Debt, whether or not upon property otherwise constituting collateral for such series of First Lien Debt, and that all such First Liens will be enforceable by the First Lien Collateral Agent for the benefit of all holders of First Lien Obligations, equally and ratably, in each case subject to the exceptions that are applicable to Superpriority Debt permitted under the First Lien Indenture as set forth in the definition of “First Lien Debt”;

(2) in the case of any additional series of Junior Lien Debt, that all such Junior Lien Obligations will be and are secured equally and ratably by all Junior Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such series of Junior Lien Debt, whether or not upon property otherwise constituting collateral for such series of Junior Lien Debt, and that all such Junior Liens will be enforceable by the Junior Lien Collateral Agent for the benefit of all holders of Junior Lien Obligations, equally and ratably;

(3) that such First Lien Representative or Junior Lien Representative, as applicable, and the holders of Obligations in respect of such series of First Lien Debt or series of Junior Lien Debt, as applicable, are bound by the provisions of this Agreement, including the provisions relating to the ranking of First Liens and Junior Liens and the order of application of proceeds from the enforcement of First Liens and Junior Liens; and

(4) appointing the First Lien Collateral Agent or the Junior Lien Collateral Agent, as applicable, and consenting to the terms of this Agreement and, in the case of any Additional First Lien Debt, the Collateral Agency Agreement, and the performance by the First Lien Collateral Agent or the Junior Lien Collateral Agent, as applicable, of, and directing the First Lien Collateral Agent or the Junior Lien Collateral Agent, as applicable, to perform, its obligations under the Collateral Agency Agreement (if applicable) any other applicable security document and this Agreement, together with all such powers as are reasonably incidental thereto.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in New York, New York, Houston, Texas, Luxembourg or any applicable place of payment under the First Lien Indenture or Junior Lien Indenture are authorized or required by law to close.

“Capital Stock” means:

(a) in the case of a corporation, corporate stock;

(b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Management Arrangement” means with respect to any Person, any obligations of such person in respect of treasury management arrangements including any of the following products, services or facilities: (a) demand deposit or operating account relationships or other cash management services including, without limitation, any services provided in connection with operating, collections, payroll, trust, or other depository or disbursement accounts, including automated clearinghouse fund transfer services, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depository, information reporting, automated clearinghouse transactions, return items, overdrafts, interstate depository network services, lockbox and stop payment services; and (b) treasury management line of credit, commercial credit card, merchant card services, purchase or debit cards, including, without limitation, stored value cards and non-card e-payables services.

“Cash Management Obligations” means obligations with respect to any Cash Management Arrangement.

“Class” means (a) in the case of First Lien Debt, every series of First Lien Debt, taken together, and (b) in the case of Junior Lien Debt, every series of Junior Lien Debt, taken together.

“Collateral” means all rights, assets and properties, whether owned on the issue date of the First Lien Notes and the Junior Lien Notes or thereafter acquired upon which a Lien is granted or purported to be granted under any Collateral Document. Collateral shall not include Excluded Property.

“Collateral Agency Agreement” means the collateral agency agreement, to be entered into prior to the incurrence of Additional First Lien Debt, among the Company, the Grantors and Guarantors from time to time party thereto, the First Lien Representative for the Additional First Lien Debt to be incurred, Wilmington Trust, National Association, as the First Lien Representative for the First Lien Notes, and Wilmington Trust, National Association, as the First Lien Collateral Agent.

“Collateral Documents” means the First Lien Collateral Documents and the Junior Lien Collateral Documents.

“Controlling First Lien Representative” means, at any time, if any Superpriority Debt is outstanding, the First Lien Representative for the Controlling Superpriority Lien Series, or, if no Superpriority Debt is outstanding, the First Lien Representative for the Controlling First Lien Series.

“Controlling First Lien Series” means, at any time, the series of First Lien Debt with the greatest outstanding principal amount.

“Controlling Superpriority Lien Series” means, at any time, the series of Superpriority Debt with the greatest outstanding principal amount.

“Credit Facilities” means one or more debt facilities, commercial paper facilities, loan agreements, indentures or agreements of the Company or any Restricted Subsidiary with banks, other institutional lenders, commercial finance companies or other lenders or investors providing for revolving credit loans, term loans, bonds, debentures or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying subsidiaries of the Company as borrowers or guarantors thereunder).

“DIP Financing” has the meaning assigned to such term in Section 4.02(b).

“DIP Financing Liens” has the meaning assigned to such term in Section 4.02(b).

“Discharge of First Lien Obligations” means the occurrence of all of the following:

(a) termination or expiration of all commitments to extend credit that would constitute First Lien Obligations;

(b) payment in full in cash of the principal of and interest and premium (if any) on all First Lien Obligations;

(c) discharge or cash collateralization (at the lower of (i) 105% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the First Lien Documents) of all outstanding letters of credit constituting First Lien Obligations; and

(d) payment in full in cash of all other First Lien Obligations (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at or prior to such time) that are outstanding and unpaid at the time that each of the events described in clauses (a), (b) and (c) above shall have occurred;

provided that, if, at any time after the Discharge of First Lien Obligations has occurred, the Company or any Guarantor enters into any First Lien Document evidencing a First Lien Obligation which Incurrence is not prohibited by the applicable First Lien Documents, then such Discharge of First Lien Obligations shall automatically be deemed not to have occurred with respect to such new First Lien Obligation (other than with respect to any actions taken as a result of the occurrence of such Discharge of First Lien Obligations), and, from and after the date on which the Company designates such Indebtedness as First Lien Obligations in accordance with the First Lien Collateral Documents, the obligations under such First Lien Document shall automatically and without any further action be treated as First Lien Obligations for all purposes of the First Lien Collateral Documents.

“Discharge of Junior Lien Obligations” means the occurrence of all of the following:

(a) termination or expiration of all commitments to extend credit that would constitute Junior Lien Obligations;

(b) payment in full in cash of the principal of and interest and premium (if any) on all Junior Lien Obligations;

(c) discharge or cash collateralization (at the lower of (i) 105% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the Junior Lien Documents) of all outstanding letters of credit constituting Junior Lien Obligations; and

(d) payment in full in cash of all other Junior Lien Obligations that are outstanding and unpaid at the time the Junior Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at or prior to such time) that are outstanding and unpaid at the time that each of the events described in clauses (a), (b) and (c) above shall have occurred;

provided that, if, at any time after the Discharge of Junior Lien Obligations has occurred, the Company or any Guarantor enters into any Junior Lien Document evidencing a Junior Lien Obligation which Incurrence is not prohibited by the applicable First Lien Documents, then such Discharge of Junior Lien Obligations shall automatically be deemed not to have occurred with respect to such new Junior Lien Obligations (other than with respect to any actions taken as a result of the occurrence of such first Discharge of Junior Lien Obligations), and, from and after the date on which the Company designates such Indebtedness as Junior Lien Debt in accordance with this Agreement, the obligations under such Junior Lien Document shall automatically and without any further action be treated as Junior Lien Obligations for all purposes of the Junior Lien Collateral Documents.

“Disposition” means any sale, lease, exchange, assignment, license, contribution, transfer or other disposition. “Dispose” shall have a correlative meaning.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security or loan that is convertible into, or exchangeable for, Capital Stock).

“Excess First Lien Obligations” means First Lien Obligations for the principal amount of loans, letters of credit and reimbursement obligations in excess of the amount set forth in clause (a) of the definition of “First Lien Cap.”

“Excluded Property” means the following, whether now owned or at any time hereafter acquired by any Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest and whether now existing or hereafter coming into existence: (i) (x) all leasehold real property and (y) all fee simple real property with a Fair Market Value at the time of acquisition less than $25 million; (ii) each Drilling Contract if (but only to the extent that) the grant of a security interest therein would constitute a breach of a valid and enforceable restriction on the granting of a security interest therein or assignment thereof in favor of a third party; (iii) all accounts receivable; (iv) all deposit accounts that are (A) established solely as payroll accounts, (B) zero balance accounts or (C) located in foreign jurisdictions with a balance at all times less than $500,000 individually and $5,000,000 in the aggregate; (v) all Equity Interests of Unrestricted Subsidiaries and Immaterial Subsidiaries; (vi) any general intangibles, governmental approvals or other rights arising under any contracts, instruments, permits, licenses or other documents if (but only to the extent that) the grant of a security interest therein would constitute a breach of a valid and enforceable restriction on the granting of a security interest therein or assignment thereof in favor of a third party (other than (A) to the extent that any such restriction or prohibition would be rendered ineffective pursuant to the Uniform Commercial Code or any other applicable law (including bankruptcy law) or principles of equity or (B) to the extent that the other party has consented to the granting of a security interest therein or assignment thereof pursuant to the terms of the Collateral Documents or pursuant to a grant or assignment for security purposes generally); (vii) any assets as to which the Required First Lien Debtholders reasonably determine that the cost or burden of obtaining a security interest therein is excessive in relation to the value of the security to be afforded thereby; (viii) cash if (but only to the extent) required to serve as cash collateral for any Superpriority Debt permitted under the First Lien Indenture and (viii) any and all proceeds of any of the Excluded Property to the extent constituting Excluded Property described in clauses (i), (ii), (iii), (iv), (v), (vi), (vii) or (viii) above (other than proceeds of a Drilling Contract assigned pursuant to an Earnings Assignment and proceeds of accounts receivable); provided that no property or assets securing any First Lien Obligations (other than the First Lien Notes) or any Junior Lien Obligations (other than the Junior Lien Notes) shall constitute Excluded Property (except that any Superpriority Debt permitted under the First Lien Indenture may be secured by any assets listed under clause (iii), (iv)(C) or (viii) above).

“Financial Officer” means, with respect to any Person, the chief executive officer, chief financial officer, chief accounting officer or treasurer of such Person.

“First Lien” means a Lien granted by the Company or any other Grantor in favor of the First Lien Collateral Agent, at any time, upon any Property of the Company or such other Grantor to secure First Lien Obligations.

“First Lien Assumption Supplemental Indenture” has the meaning assigned to such term in the Preamble above.

“First Lien Base Indenture” has the meaning assigned to such term in the Preamble above.

“First Lien Cap” means, as of any date, (a) the greater of (i) the aggregate principal amount of all First Lien Debt permitted to be incurred under the First Lien Indenture and (ii) the aggregate principal amount of all First Lien Debt permitted to be incurred under the Junior Lien Indenture, plus (b) the amount of all Hedging Obligations, to the extent such Hedging Obligations are secured by the First Liens, plus (c) the amount of all Cash Management Obligations, to the extent such Cash Management Obligations are secured by the First Liens, plus (d) the amount of accrued and unpaid interest (excluding any interest paid-in-kind), outstanding fees and expenses, and such other amounts, to the extent such Obligations are secured by the First Liens.

“First Lien Cash Management Obligations” means Cash Management Obligations owed to any provider or arranger of, or agent with respect to, any First Lien Debt to the extent secured by First Liens.

“First Lien Collateral” means all Collateral and any other assets of any Grantor now or at any time hereafter subject to Liens which secure, but only to the extent securing, any First Lien Obligation.

“First Lien Collateral Agent” means the collateral agent for all holders of First Lien Obligations. Wilmington Trust, National Association will initially serve as the First Lien Collateral Agent.

“First Lien Collateral Documents” means, collectively, each Assignment, Mortgage, Pledge Agreement and Security Agreement, this Agreement, the Collateral Agency Agreement, control agreements and each other instrument creating a Lien or Liens in favor of the First Lien Collateral Agent as required by the First Lien Documents or this Agreement, in each case, as the same may be in effect from time to time.

“First Lien Debt” means (a) the First Lien Notes issued on the date of the First Lien Indenture and the related Guarantees thereof and (b) any other Indebtedness secured by a lien that is pari passu with the liens securing the First Lien Notes and that is permitted to be incurred and so secured under the First Lien Indenture (including any Additional First Lien Debt); provided that:

(1) any such Indebtedness (other than the First Lien Notes and any Superpriority Debt permitted under the First Lien Indenture) does not mature and does not have any mandatory or scheduled payments or sinking fund obligations prior to the maturity date of the First Lien Notes;

(2) on or prior to the date of incurrence of such Indebtedness by the Company or any Guarantor, such Indebtedness (other than the First Lien Notes) is designated by the Company, in an Officers’ Certificate delivered to each First Lien Representative and the First Lien Collateral Agent, as “First Lien Debt” for the purposes of the First Lien Documents;

(3) a First Lien Representative is designated with respect to such Indebtedness (other than the First Lien Notes) and executes and delivers to the First Lien Collateral Agent (i) an Additional Secured Debt Designation on behalf of itself and all holders of such Indebtedness and (ii) a joinder to the Collateral Agency Agreement on behalf of itself and all holders of such Indebtedness;

(4) such Indebtedness is pari passu in right of payment and does not have any senior or junior rights with respect to the application of proceeds from Collateral (other than any DIP Financing that is permitted by this Agreement and other than any Superpriority Debt permitted under the First Lien Indenture);

(5) such Indebtedness shall not be an obligation of any person other than the Company or any Guarantor; and

(6) such Indebtedness shall not be secured by any assets other than assets that constitute Collateral; provided that any Superpriority Debt permitted under the First Lien Indenture may be secured by Liens on any assets listed under clause (iii), (iv)(C) or (viii) in the definition of “Excluded Property”.

“First Lien Documents” means the First Lien Note Documents and any additional indenture, credit agreement or other agreement pursuant to which any other First Lien Debt is incurred and secured in accordance with the terms of each applicable First Lien Document and the First Lien Collateral Documents related thereto.

“First Lien Escrow Issuer” has the meaning assigned to such term in the Preamble above.

“First Lien Facility” means the indebtedness under the First Lien Indenture and any Additional First Lien Facility.

“First Lien Guarantee Supplemental Indenture” has the meaning assigned to such term in the Preamble above.

“First Lien Hedging Obligations” means Hedging Obligations owed to any provider or arranger of, or agent with respect to, any First Lien Debt to the extent secured by First Liens.

“First Lien Indenture” has the meaning assigned to such term in the Preamble above.

“First Lien Notes” has the meaning assigned to such term in the Preamble above.

“First Lien Note Documents” means the First Lien Indenture, the First Lien Notes, the First Lien Collateral Documents, the Guarantees and any agreement, instrument or other document evidencing or governing any First Lien Notes Obligations.

“First Lien Notes Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Company or any Guarantor arising under the First Lien Indenture, the First Lien Notes, the Guarantees or the First Lien Collateral Documents (including all principal, premium, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Company or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“First Lien Obligations” means all First Lien Debt and all other Obligations in respect thereof (including First Lien Hedging Obligations and First Lien Cash Management Obligations).

“First Lien Representative” means (1) in the case of the First Lien Notes, the First Lien Trustee, or (2) in the case of any other series of First Lien Debt, the trustee, agent or representative of the holders of such series of First Lien Debt who (A) is appointed as a First Lien Representative of such series of First Lien Debt (for purposes related to the administration of the applicable First Lien Collateral Documents) pursuant to the indenture, credit agreement or other agreement governing such series of First Lien Debt, together with its successors in such capacity, and (B) has executed and delivered an Additional Secured Debt Designation and a joinder to the Collateral Agency Agreement.

“First Lien Secured Party” means each holder of a First Lien Obligation, including each First Lien Representative, the First Lien Trustee and the First Lien Collateral Agent.

“First Lien Supplemental Indentures” has the meaning assigned to such term in the Preamble above.

“First Lien Trustee” has the meaning assigned to such term in the Preamble above.

“Governmental Authority” means the government of the United States or any other nation, or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Grantors” means the Company and each other subsidiary of the Company that shall have granted any Lien in favor of any of the First Lien Collateral Agent and the Junior Lien Collateral Agent on any of its assets or properties to secure any of the Secured Obligations.

“Guarantee” means a guarantee of the First Lien Notes Obligations or Junior Lien Notes Obligations, as applicable, granted pursuant to the provisions of the First Lien Indenture and the Junior Lien Indenture, respectively.

“Guarantor” means each Person that provides a Guarantee, together with its successors and assigns, until the Guarantee of such Person has been released in accordance with the provisions of the First Lien Indenture or the Junior Lien Indenture, as applicable.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in interest rates, or to otherwise reduce the cost of borrowing of such Person or any of such Restricted Subsidiaries, with respect to Indebtedness Incurred;

(2) foreign exchange contracts and currency protection agreements designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in currency exchanges rates;

(3) any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect against, or manage exposure to, fluctuations in the price of commodities used by that Person or any of its Restricted Subsidiaries at the time; and

(4) other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against, or manage exposure to, fluctuations in interest rates, commodity prices or currency exchange rates.

“Insolvency or Liquidation Proceeding” means: (a) any voluntary or involuntary case or proceeding under any bankruptcy law with respect to any Grantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Grantor or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of any Grantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (other than any liquidation, dissolution, reorganization or winding up of any Subsidiary of the Company permitted by the First Lien

Documents), (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Grantor or (e) any other proceeding of any type or nature in which substantially all claims of creditors of any Grantor are determined and any payment or distribution is or may be made on account of such claims.

“Junior Lien” means a Lien granted by a Junior Lien Document to the Junior Lien Collateral Agent, at any time, upon any Collateral by any Grantor to secure Junior Lien Obligations.

“Junior Lien Assumption Supplemental Indenture” has the meaning assigned to such term in the Preamble above.

“Junior Lien Base Indenture” has the meaning assigned to such term in the Preamble above.

“Junior Lien Collateral” means all Collateral and any other assets of any Grantor now or at any time hereafter subject to Liens which secure, but only to the extent securing, any Junior Lien Obligations.

“Junior Lien Collateral Agent” means the collateral agent or agents or other representative of lenders or holders of Junior Lien Obligations designated pursuant to the terms of the Junior Lien Documents and this Agreement, in each case, together with its successors and assigns. Initially, the Junior Lien Collateral Agent will be Wilmington Trust, National Association.

“Junior Lien Collateral Documents” means, collectively, each Assignment, Mortgage, Pledge Agreement and Security Agreement, this Agreement, any future collateral agency or intercreditor agreement, control agreements and each other instrument creating a Lien or Liens in favor of the Junior Lien Collateral Agent as required by the Junior Lien Documents or this Agreement, in each case, as the same may be in effect from time to time.

“Junior Lien Debt” means (a) the Junior Lien Notes and (b) any other Indebtedness secured by a Lien that is junior in priority to First Lien Debt that is permitted to be incurred and so secured under the Junior Lien Indenture; provided that:

(1) such Indebtedness does not mature and does not have any mandatory or scheduled payments or sinking fund obligations prior to the date that is 91 days after the maturity date of the First Lien Notes;

(2) on or before the date on which such Indebtedness is incurred by the Company or any Guarantor, the Company shall deliver to each First Lien Representative and Junior Lien Representative complete copies of each applicable Junior Lien Document (which shall provide that each secured party with respect to such Indebtedness shall be subject to and bound by this Agreement), along with an Officers’ Certificate identifying the obligations constituting Junior Lien Obligations;

(3) on or before the date on which any such Indebtedness is incurred by the Company or any Guarantor, such Indebtedness is designated by the Company, in an Officers’ Certificate delivered to each Junior Lien Representative and Junior Lien Collateral Agent as “Junior Lien Debt,” and such Officers’ Certificate also certifies that such Indebtedness is permitted and with respect to any other requirements set forth in this Agreement;

(4) a Junior Lien Representative is designated with respect to such Indebtedness and executes and delivers an Additional Secured Debt Designation on behalf of itself and all holders of such Indebtedness;

(5) such Indebtedness shall not be an obligation of any person other than the Company or any Guarantor;

(6) such Indebtedness is not secured by a Lien on any collateral other than collateral securing First Lien Obligations;

(7) such Indebtedness does not provide for “cross-default” (as opposed to “cross-acceleration”) provisions to the First Lien Obligations; and

(8) the definitive documents for such Indebtedness do not have any term, covenant or default or event of default provisions that are more restrictive than the terms, covenants and default and event of default provisions with respect to the First Lien Obligations (other than any more restrictive provisions with respect to additional Junior Lien Debt) and do not contain any financial maintenance covenant.

“Junior Lien Documents” means, collectively, the Junior Lien Note Documents and any other indenture, credit agreement or other agreement or instrument pursuant to which Junior Lien Debt is incurred and the documents pursuant to which Junior Lien Obligations are granted.

“Junior Lien Escrow Issuer” has the meaning assigned to such term in the Preamble above.

“Junior Lien Facility” means the indebtedness under the Junior Lien Indenture and any Additional Junior Lien Facility.

“Junior Lien Guarantee Supplemental Indenture” has the meaning assigned to such term in the Preamble above.

“Junior Lien Indenture” has the meaning assigned to such term in the Preamble above.

“Junior Lien Notes” has the meaning assigned to such term in the Preamble above.

“Junior Lien Note Documents” means the Junior Lien Indenture, the Junior Lien Notes, the Junior Lien Collateral Documents, the Guarantees and any agreement, instrument or other document evidencing or governing any Junior Lien Notes Obligations.

“Junior Lien Notes Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Company or any Guarantor arising under the Junior Lien Indenture, the Junior Lien Notes, the Guarantees or the Junior Lien Collateral Documents (including all principal, premium, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Company or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Junior Lien Obligations” means Junior Lien Debt and all other Obligations in respect thereof.

“Junior Lien Purchasers” has the meaning assigned to such term in Section 3.06(a).

“Junior Lien Representative” means, in the case of the Junior Lien Notes, the Junior Lien Trustee, and in the case of any other series of Junior Lien Debt, the trustee, agent or representative of the holders of such series of Junior Lien Debt who is appointed as a representative of the Junior Lien Debt (for purposes related to the administration of the Junior Lien Collateral Documents) pursuant to the indenture, credit agreement or other agreement governing such series of Junior Lien Debt, in each case together with its successors in such capacity.

“Junior Lien Secured Party” means each holder of a Junior Lien Obligation, including the Junior Lien Trustee, each Junior Lien Representative and the Junior Lien Collateral Agent.

“Junior Lien Supplemental Indentures” has the meaning assigned to such term in the Preamble above.

“Junior Lien Trustee” has the meaning assigned to such term in the Preamble above.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalty, fee, charge, expense, indemnification, reimbursement obligation, damages, guarantee and other liability or amount payable under the documentation governing any indebtedness or in respect thereto.

“Officers’ Certificate” means a certificate signed on behalf of any Person by two officers and/or directors, one of whom must be a Financial Officer of such Person.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, cash, securities, accounts and contract rights.

“Purchase Notice” has the meaning assigned to such term in Section 3.06(a).

“Replaces” means, (a) in respect of any agreement with reference to any First Lien Document or First Lien Obligation, that such agreement refunds, refinances or replaces such First Lien Document or First Lien Obligation in whole (in a transaction that is in compliance with Section 4.04(a)) and that all commitments thereunder are terminated, or, to the extent permitted by the terms of the First Lien Document or First Lien Obligation, in part and (b) in respect of any agreement with reference to any Junior Lien Document or Junior Lien Obligation, that such agreement refunds, refinances or replaces such Junior Lien Document or Junior Lien Obligation in whole (in a transaction that is in compliance with Section 4.04(a)) and that all commitments thereunder are terminated, or, to the extent permitted by the terms of such Junior Lien Document or Junior Lien Obligation, in part. “Replace,” “Replaced,” “Replacing” and “Replacement” shall have correlative meanings.

“Required First Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all First Lien Debt then outstanding. For purposes of this definition, First Lien Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed not to be outstanding.

“Section 363 Event” has the meaning assigned to such term in Section 4.02(d).

“Section 363 Notice” has the meaning assigned to such term in Section 4.02(d).

“Section 363 Objections” has the meaning assigned to such term in Section 4.02(d).

“Secured Debt Documents” means the First Lien Documents and the Junior Lien Documents.

“Secured Debt Representative” means the First Lien Collateral Agent, the Junior Lien Collateral Agent and such other representatives that become a party hereto from time to time through execution and delivery of an Additional Secured Debt Designation.

“Secured Obligations” means the First Lien Obligations and the Junior Lien Obligations.

“Secured Parties” means the First Lien Secured Parties and the Junior Lien Secured Parties.

“subsidiary” means, with respect to any specified Person:

(a) any corporation, limited liability company, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person (or a combination thereof);

(b) any partnership of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof), whether in the form of general, special or limited partnership interests or otherwise, or (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity; and

(c) any corporation, limited liability company, association or other business entity not referred to in clause (a) or (b) above the management of which is controlled, directly or indirectly, by such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP.

For the avoidance of doubt, as of the issue date of the First Lien Notes and the Junior Lien Notes, Pacific International Drilling West Africa Ltd. (Nigeria) and Pacific Drillship Nigeria Limited (BVI) shall be subsidiaries of the Company.

“Superpriority Debt” means up to $50 million of First Lien Debt with payment priority pursuant to the Collateral Agency Agreement.

“Standstill Period” has the meaning assigned to such term in Section 3.02(a).

“Uniform Commercial Code” means the Uniform Commercial Code as in effect in any applicable jurisdiction from time to time.

ARTICLE II

LIEN PRIORITIES

Section 2.01 Relative Priorities.

(a) The grant of the First Liens pursuant to the First Lien Documents and the grant of the Junior Liens pursuant to the Junior Lien Documents create two separate and distinct Liens on the Collateral.

(b) Notwithstanding anything to the contrary contained in this Agreement, the First Lien Documents, the Junior Lien Documents or any other agreement or instrument to the contrary, or any other circumstance whatsoever, including a circumstance that might be a defense available to, or a discharge of, a Grantor in respect of a First Lien Obligation or a Junior Lien Obligation or holder of such obligation and irrespective of ;

(i) how a Lien was acquired (whether by grant, possession, statute, operation of law, subrogation, or otherwise);

(ii) the time, manner, order of grant, attachment or perfection of a Lien;

(iii) any conflicting provision of the New York UCC or other applicable law;

(iv) any defect in, or non-perfection, setting aside or avoidance of, a Lien or a First Lien Document or a Junior Lien Document;

(v) the modification of a First Lien Document, a Junior Lien Document, a First Lien Obligation or a Junior Lien Obligation;

(vi) the exchange of any security interest in any Collateral for a security interest in other Collateral;

(vii) the commencement of an Insolvency or Liquidation Proceeding; or

(viii) the subordination of a Lien on Collateral securing a First Lien Obligation to a Lien securing another obligation of the Company or other Person that is permitted under the First Lien Documents as in effect on the date hereof or securing a DIP Financing or the subordination of a Lien on Collateral securing a Junior Lien Obligation to a Lien securing another obligation of the Company or any other Person (other than a First Lien Obligation) that is permitted under the Junior Lien Documents as in effect on the date hereof;

the Junior Lien Collateral Agent, on behalf of itself and the other Junior Lien Secured Parties, hereby agrees that (A) any First Lien on any Collateral now or hereafter held by or for the benefit of any First Lien Secured Party shall be senior in right, priority, operation, effect and all other respects to any and all Junior Liens on any Collateral, in any case, subject to the First Lien Cap as provided herein and (B) any Junior Lien on any Collateral now or hereafter held by or for the benefit of any Junior Lien Secured Party shall be junior and subordinate in right, priority, operation, effect and all other respects to any and all First Liens on any Collateral, in any case, subject to the First Lien Cap as provided herein.

(c) It is acknowledged that, subject to the First Lien Cap, (i) the aggregate amount of the First Lien Obligations may be increased from time to time pursuant to the terms of the First Lien Documents, (ii) a portion of the First Lien Obligations may consist of indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, and (iii) (A) the First Lien Documents may be replaced, restated, supplemented, restructured or otherwise amended or modified from time to time and (B) the First Lien Obligations may be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, and Additional First Lien Obligations or Additional Junior Lien Obligations may be incurred, in the case of the foregoing (A) and (B) all without affecting the subordination of the Junior Liens hereunder or the provisions of this Agreement defining the relative rights of the First Lien Secured Parties and the Junior Lien Secured Parties. The lien priorities provided for herein shall not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, renewal, restatement or replacement of either the First Lien Obligations (or any part thereof) or the Junior Lien Obligations (or any part thereof), by the release of any Collateral or of any guarantee for any First Lien Obligation or by any action that any Secured Debt Representative or Secured Party may take or fail to take in respect of any Collateral.

Section 2.02 Prohibition on Contesting Liens, Marshalling, Etc. Until the Discharge of First Lien Obligations (other than Excess First Lien Obligations), neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party will assert, and each of the Junior Lien Collateral Agent and any other Junior Lien Secured Party hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or claim the benefit of any marshalling, appraisal, valuation, or other similar right that may be available to a junior secured creditor with respect to the Collateral or any similar rights a junior secured creditor may have under applicable law.

Section 2.03 No New Liens. The parties hereto agree that, so long as the Discharge of First Lien Obligations (other than Excess First Lien Obligations) has not occurred, none of the Grantors shall, nor shall any Grantor permit any of its subsidiaries to, grant or permit any additional Liens, or take any action to perfect any additional Liens, on any asset of a Grantor to secure:

(a) any Junior Lien Obligation unless it has also granted or substantially contemporaneously grants (or offers to grant) a Lien on such asset of such Grantor in favor of the First Lien Collateral Agent to secure the First Lien Obligations and has taken all actions required to perfect such Liens; provided, however, that the refusal or inability of the First Lien Collateral Agent to accept such Lien will not prevent the Junior Lien Collateral Agent from taking the Lien; or

(b) any First Lien Obligation (other than Liens on any assets listed under clause (iii), (iv)(C) or (viii) in the definition of “Excluded Property” securing any Superpriority Debt permitted under the First Lien Indenture) unless it has granted or substantially contemporaneously grants (or offers to grant) a Lien on such asset of such Grantor in favor of the Junior Lien Collateral Agent to secure the Junior Lien Obligations and has taken all actions required to perfect such Liens; provided, however, that the refusal or inability of the Junior Lien Collateral Agent to accept such Lien will not prevent the First Lien Collateral Agent from taking the Lien; with each such Lien as described in this Section 2.03 to be subject to the provisions of this Agreement. To the extent that the foregoing provisions are not complied with for any reason, without limiting any other right or remedy available to the First Lien Collateral Agent and/or the other First Lien Secured Parties, the Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, agrees that any amounts received by or distributed to any Junior Lien Secured Party pursuant to or as a result of any Lien granted in contravention of this Section 2.03 shall be subject to Section 3.05(b).

Section 2.04 Similar Collateral and Agreements. The parties hereto acknowledge and agree that it is their intention that the First Lien Collateral and the Junior Lien Collateral be identical (other than Liens on any assets listed under clause (iii), (iv)(C) or (viii) in the definition of “Excluded Property”

securing any Superpriority Debt permitted under the First Lien Indenture, each as provided in Section 2.03(b)). In furtherance of the foregoing, the parties hereto agree:

(a) to cooperate in good faith in order to determine, upon any reasonable request by the First Lien Collateral Agent or the Junior Lien Collateral Agent, the specific assets included in the First Lien Collateral and the Junior Lien Collateral, the steps taken to perfect the First Liens and the Junior Liens thereon and the identity of the respective parties obligated under the First Lien Documents and the Junior Lien Documents in respect of the First Lien Obligations and the Junior Lien Obligations, respectively;

(b) that the Junior Lien Collateral Documents creating Liens on the Junior Lien Collateral shall be in all material respects the same forms of documents as the respective First Lien Collateral Documents creating Liens on the First Lien Collateral, other than (i) with respect to the priority nature of the Liens created thereunder in such Collateral, (ii) such other modifications to such Junior Lien Collateral Documents which are less restrictive than the corresponding First Lien Collateral Documents and (iii) provisions in the Junior Lien Collateral Documents which are solely applicable to the rights and duties of the Junior Lien Collateral Agent;

(c) that at no time shall there be any Grantor that is an obligor in respect of the Junior Lien Obligations that is not also an obligor in respect of the First Lien Obligations; and

(d) that at no time shall there be any Lien (whether perfected or not) on any property of any Grantor to secure the Junior Lien Obligations that is not also granted (and similarly perfected) to secure the First Lien Obligations.

Section 2.05 No Duties of First Lien Collateral Agent. The Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, acknowledges and agrees that neither the First Lien Collateral Agent nor any other First Lien Secured Party shall have any duties or other obligations to any such Junior Lien Secured Party with respect to any Collateral, other than to transfer to the Junior Lien Collateral Agent any remaining Collateral and any proceeds of the sale or other Disposition of any such Collateral remaining in its possession following the associated Discharge of First Lien Obligations (other than Excess First Lien Obligations), in each case, without representation or warranty on the part of the First Lien Collateral Agent or any First Lien Secured Party. In furtherance of the foregoing, each Junior Lien Secured Party acknowledges and agrees that until the Discharge of First Lien Obligations (other than Excess First Lien Obligations and subject to the terms of Section 3.02, including the rights of the Junior Lien Secured Parties following the expiration of any applicable Standstill Period), the First Lien Collateral Agent shall be entitled, for the benefit of the First Lien Secured Parties, to sell, transfer or otherwise Dispose of or deal with such Collateral, as provided herein and in the First Lien Documents, without regard to any Junior Lien therein granted to the Junior Lien Secured Parties or any right to which the Junior Lien Collateral Agent or any Junior Lien Secured Party would otherwise be entitled as a result of such Junior Lien. Without limiting the foregoing, the Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees that neither the First Lien Collateral Agent nor any other First Lien Secured Party shall have any duty or obligation first to marshal or realize upon the Collateral, or to sell, Dispose of or otherwise liquidate all or any portion of such Collateral, in any manner that would maximize the return to the Junior Lien Secured Parties, notwithstanding that the order and timing of any such realization, sale, Disposition or liquidation may affect the amount of proceeds actually received by the Junior Lien Secured Parties from such realization, sale, Disposition or liquidation. The Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, hereby waives any claim any Junior Lien Secured Party may now or hereafter have against the First Lien Collateral Agent or any other First Lien Secured Party arising out of any action that the First Lien Collateral Agent or any other First Lien Secured Party takes or omits to take (including actions with respect to (i) the creation, perfection or continuation of Liens on any Collateral, (ii) the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any Collateral, (iii) the maintenance and preservation of any Collateral and (iv) the collection of any claim for all or any part of the First Lien Obligations from any account debtor, guarantor or any other party) in accordance with this Agreement and the First Lien Documents or the valuation, use, protection or release of any security for the First Lien Obligations.

Section 2.06 No Duties of Junior Lien Collateral Agent. The First Lien Collateral Agent, for itself and on behalf of each First Lien Secured Party, acknowledges and agrees that neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall have any duty or other obligation to such First Lien Secured Party with respect to any Collateral, except as expressly set forth in this Agreement.

ARTICLE III

ENFORCEMENT RIGHTS; PURCHASE OPTION

Section 3.01 Limitation on Enforcement Action. Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, hereby agrees that, subject to Section 3.05(b) and Section 4.07, neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, the Collateral under any Junior Lien Document, applicable law or otherwise (including but not limited to any right of setoff), it being agreed that only the First Lien Collateral Agent, acting in accordance with the applicable First Lien Documents, shall have the exclusive right (and whether or not any Insolvency or Liquidation Proceeding has been commenced) to take any such action or exercise any such remedy, in each case, without any consultation with, or the consent of, the Junior Lien Collateral Agent or any other Junior Lien Secured Party. In exercising rights and remedies with respect to the Collateral, the First Lien Collateral Agent and the other First Lien Secured Parties may enforce the provisions of the First Lien Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in their sole discretion and regardless of whether such exercise and enforcement is adverse to the interest of any Junior Lien Secured Party. Such exercise and enforcement shall include the rights of an agent appointed by them to Dispose of any Collateral upon foreclosure, to incur expenses in connection with any such Disposition and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code, the Bankruptcy Code or any other Bankruptcy Law. Without limiting the generality of the foregoing, the First Lien Collateral Agent will have the exclusive right to deal with that portion of the Collateral consisting of deposit accounts, commodity accounts and securities accounts (collectively “Accounts”), including exercising rights under control agreements with respect to such Accounts. The Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, hereby acknowledges and agrees that no covenant, agreement or restriction contained in any Junior Lien Security Document or any other Junior Lien Document shall be deemed to restrict in any way the rights and remedies of the First Lien Collateral Agent or the other First Lien Secured Parties with respect to the Collateral as set forth in this Agreement. Notwithstanding the foregoing, subject to Section 3.05, the Junior Lien Collateral Agent may, but will have no obligation to, on behalf of the Junior Lien Secured Parties, take all such actions (not adverse to the First Liens or the rights of the First Lien Collateral Agent and the First Lien Secured Parties) it deems necessary to perfect or continue the perfection of the Junior Liens in the Collateral or to create, preserve or protect (but not enforce) the Junior Liens in the Collateral. Nothing herein shall limit the right or ability of the Junior Lien Secured Parties to (i) purchase (by credit bid or otherwise) all or any portion of the Collateral in connection with any enforcement of remedies by the First Lien Collateral Agent so long as the First Lien Secured Parties receive payment in full in cash of all First

Lien Obligations (other than Excess First Lien Obligations) after giving effect thereto or (ii) file a proof of claim with respect to the Junior Lien Obligations.

Section 3.02 Standstill Periods; Permitted Enforcement Action.

(a) Notwithstanding the foregoing Section 3.01 and prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), both before and during an Insolvency or Liquidation Proceeding, after a period of 180 days has elapsed (which period will be tolled during any period in which the First Lien Collateral Agent is not entitled, on behalf of the First Lien Secured Parties, to enforce or exercise any right or remedy with respect to any Collateral as a result of (i) any injunction issued by a court of competent jurisdiction or (ii) the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding) since the date on which the Junior Lien Collateral Agent has delivered to the First Lien Collateral Agent written notice of the acceleration of any Junior Lien Debt (the “Standstill Period”), the Junior Lien Collateral Agent and the other Junior Lien Secured Parties may enforce or exercise any right or remedy with respect to any Collateral; provided, however, that notwithstanding the expiration of the Standstill Period or anything herein or in the Junior Lien Documents to the contrary, in no event may the Junior Lien Representative or any other Junior Lien Secured Party enforce or exercise any right or remedy with respect to any Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, if the First Lien Collateral Agent, on behalf of the First Lien Secured Parties, or any other First Lien Secured Party, shall have commenced, and shall be diligently pursuing (or shall have sought or requested relief from, or modification of, the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof), the enforcement or exercise of any right or remedy with respect the Collateral or any such action or proceeding (prompt written notice thereof to be given to the Junior Lien Representatives by the First Lien Collateral Agent); provided, further, that, at any time after the expiration of the Standstill Period, if neither the First Lien Collateral Agent nor any other First Lien Secured Party shall have commenced and be diligently pursuing (or shall have sought or requested relief from, or modification of, the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof) the enforcement or exercise of any right or remedy with respect to any material portion of the Collateral or any such action or proceeding, and the Junior Lien Collateral Agent shall have commenced the enforcement or exercise of any right or remedy with respect to any material portion of the Collateral or any such action or proceeding, then for so long as the Junior Lien Collateral Agent is diligently pursuing such rights or remedies, neither any First Lien Secured Party nor the First Lien Collateral Agent shall take any action of a similar nature (other than a joinder in connection with such action or proceeding as may reasonably be considered necessary to preserve the rights of the First Lien Secured Parties therein) with respect to such Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding.

(b) Notwithstanding anything to the contrary in this ARTICLE III or in any other provision of this Agreement, the Junior Lien Collateral Agent may:

(i) if an Insolvency or Liquidation Proceeding has been commenced by or against any Grantor, file a claim or statement of interest with respect to the Junior Lien Debt;

(ii) take any action (not adverse to the priority status of the Liens on the Collateral securing the First Lien Debt, or the rights of the First Lien Collateral Agent or any other First Lien Secured Party to undertake enforcement actions with respect to the Collateral or otherwise) in order to create or perfect its Lien in the Collateral;

(iii) file any necessary responsive or defensive pleading in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the Junior Lien Secured Parties, including any claims secured by the Collateral, if any;

(iv) file any pleading, objection, motion or agreement which asserts rights or interests available to, or exercises rights as (to the extent not prohibited by Section 4.07), unsecured creditors of the Grantors arising under any Insolvency or Liquidation Proceeding or applicable non-bankruptcy law, in each case not inconsistent with the terms of this Agreement;

(v) vote on any plan of reorganization and make any filing (including proofs of claim) and argument and motion that is, in each case, not in contravention of the provisions of this Agreement, with respect to the Junior Lien Debt and the Collateral;

(vi) seek to enforce any of the terms of the Junior Lien Documents to the extent not expressly prohibited by the other provisions of this Agreement;

(vii) join (but not exercise any control with respect to) any judicial foreclosure proceeding or other judicial Lien enforcement proceeding with respect to the Collateral initiated by the First Lien Collateral Agent (or any First Lien Secured Party) to the extent that any such action could not reasonably be expected, in any material respect, to restrain, hinder, limit, delay for any material period or otherwise interfere with an enforcement action by the First Lien Collateral Agent (it being understood that neither the Junior Lien Collateral Agent nor any Junior Lien Secured Party shall be entitled to receive any proceeds of any Collateral unless otherwise expressly permitted herein);

(viii) bid for or purchase any Collateral at any public, private or judicial foreclosure upon such Collateral initiated by the First Lien Collateral Agent or any First Lien Secured Party, or any sale of such Collateral during an Insolvency or Liquidation Proceeding; provided, however, that such bid may only include a “credit bid” in respect of any Junior Lien Debt to the extent that, and so long as, the First Lien Secured Parties receive payment in full in cash of all First Lien Obligations (other than Excess First Lien Obligations) after giving effect thereto; and

(ix) take or otherwise exercise any enforcement action after the expiration of the Standstill Period to the extent specifically permitted in the second proviso to Section 3.02(a) or with the written consent of the First Lien Collateral Agent or as required by a court of competent jurisdiction.

Section 3.03 Insurance.

(a) Unless and until the Discharge of First Lien Obligations (other than Excess First Lien Obligations) has occurred (but subject to the terms of Section 3.02, including the rights of the Junior Lien Secured Parties following expiration of any applicable Standstill Period), the First Lien Collateral Agent shall have the sole and exclusive right, subject to the rights of the Grantors under the First Lien Documents, to adjust and settle claims in respect of Collateral under any insurance policy in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. Unless and until the Discharge of First Lien Obligations (other than Excess First Lien Obligations) has occurred, and subject to the rights of the Grantors under the First Lien Documents, all proceeds of any such policy and any such award (or any payment with respect to a deed in lieu of condemnation) in respect of the Collateral shall be paid to the First Lien Collateral Agent pursuant to the terms of the First Lien Documents (including for purposes of cash collateralization of letters of credit). If the Junior Lien Collateral Agent or any Junior Lien Secured Party shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of the foregoing, it shall pay such proceeds over to the First Lien Collateral Agent in accordance with the terms of this Agreement. In addition, if by virtue of being named as an additional insured or loss payee of any insurance policy of any Grantor covering any of the Collateral, the Junior Lien Collateral Agent or any other Junior Lien Secured Party has the right to adjust or settle any claim under any such insurance policy, then unless and until the Discharge of First Lien Obligations (other than Excess First Lien Obligations) has occurred, the Junior Lien Collateral Agent or any such Junior Lien Secured Party shall follow the instructions of the First Lien Collateral Agent or of the Grantors under the First Lien Documents to the extent the First Lien Documents grant such Grantors the right to adjust or settle such claims, with respect to such adjustment or settlement (subject to the terms of Section 3.02, including the rights of the Junior Lien Secured Parties following expiration of any applicable Standstill Period).

(b) Following the Discharge of First Lien Obligations (other than Excess First Lien Obligations) but prior to the Discharge of Junior Lien Obligations, the Junior Lien Collateral Agent shall have the sole and exclusive right, subject to the rights of the Grantors under the Junior Lien Documents, to adjust and settle claims in respect of Collateral under any insurance policy in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. Unless and until the Discharge of Junior Lien Obligations has occurred, and subject to the rights of the Grantors under the Junior Lien Documents, all proceeds of any such policy and any such award (or any payment with respect to a deed in lieu of condemnation) in respect of the Collateral shall be paid to the Junior Lien Collateral Agent pursuant to the terms of the Junior Lien Documents and, after the Discharge of Junior Lien Obligations has occurred, to the owner of the subject property, to such other person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct.

Section 3.04 Notification of Release of Collateral. The Company shall give prompt written notice to each of the First Lien Collateral Agent, the Junior Lien Collateral Agent and the other Secured Debt Representatives of the Disposition of, and release of the Lien on, any Collateral. Such notice shall describe in reasonable detail the subject Collateral, the parties involved in such Disposition or release, the place, time, manner and method thereof and the consideration, if any, received therefor; provided, however, that the failure to give any such notice shall not in and of itself in any way impair the effectiveness of any such Disposition or release.

Section 3.05 No Interference; Payment Over.

(a) No Interference. The Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees that, whether or not an Insolvency or Liquidation Proceeding has been commenced, each Junior Lien Secured Party:

(i) will not take or cause to be taken any action the purpose or effect of which is, or could be, to make any Junior Lien that such Junior Lien Secured Party has on the Collateral pari passu with, or to give such Junior Lien Secured Party any preference or priority relative to, any Lien that the First Lien Collateral Agent holds on behalf of the First Lien Secured Parties secured by any Collateral or any part thereof;

(ii) will not challenge or question in any proceeding the validity or enforceability of any First Lien Obligation or First Lien Document, or the validity, attachment, perfection or priority of any Lien held by the First Lien Collateral Agent on behalf of the First Lien Secured Parties, or the validity or enforceability of the priorities, rights or duties established by the provisions of this Agreement;

(iii) will not take or cause to be taken any action the purpose or effect of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any foreclosure or enforcement action or exercise of rights and remedies related to the sale, transfer or other Disposition of the Collateral by any First Lien Secured Party or the First Lien Collateral Agent acting on their behalf in an enforcement action;

(iv) will have no right to (A) direct the First Lien Collateral Agent or any other First Lien Secured Party to exercise any right, remedy or power with respect to any Collateral or (B) consent to the exercise by the First Lien Collateral Agent or any other First Lien Secured Party of any right, remedy or power with respect to any Collateral;

(v) will not institute any suit or assert in any suit or in any Insolvency or Liquidation Proceeding, any claim against the First Lien Collateral Agent or other First Lien Secured Party seeking damages from, or seeking other relief by way of specific performance, instructions or otherwise with respect to, and neither the First Lien Collateral Agent nor any other First Lien Secured Party will be liable for, any action taken or omitted to be taken by the First Lien Collateral Agent or other First Lien Secured Party with respect to any First Lien Collateral;

(vi) will not seek, and hereby waives, any right to have any Collateral or any part thereof marshalled upon any foreclosure or other Disposition of such Collateral;

(vii) will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement;

(viii) will not object to, and hereby waives any right to object to, forbearance by the First Lien Collateral Agent or any First Lien Secured Party; and

(ix) will not assert, and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or claim the benefit of any marshalling, appraisal, valuation or other similar right that may be available under applicable law with respect to the Collateral or any similar right a junior secured creditor may have under applicable law.

(b) Payment Over. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby agrees that if any Junior Lien Secured Party obtains possession of any Collateral or realizes any proceeds or payment in respect of any Collateral, pursuant to the exercise of remedies with respect to any of the Collateral under any Collateral Document or by the exercise of any right available to it under applicable law or in any Insolvency or Liquidation Proceeding, to the extent permitted hereunder, at any time prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations) that are secured, or intended to be secured, by such Collateral, then it will hold such Collateral, proceeds or payment in trust for the First Lien Collateral Agent and the other First Lien Secured Parties and transfer such Collateral, proceeds or payment, as the case may be, to the First Lien Collateral Agent as promptly as practicable. Furthermore, the Junior Lien Collateral Agent shall, at the Grantors’ expense, promptly send written notice to the First Lien Collateral Agent upon receipt of such Collateral, proceeds or payment by any Junior Lien Secured Party and within five days after receipt by the First Lien Collateral Agent of such written notice, shall deliver such Collateral, proceeds or payment to the First Lien Collateral Agent in the same form as received, with any necessary endorsement, or as a court of competent jurisdiction may otherwise direct. The First Lien Collateral Agent is hereby authorized to make any such endorsement as agent for the Junior Lien Collateral Agent or any other Junior Lien Secured Party. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that if, at any time, it or any other Junior Lien Secured Party obtains written notice that all or part of any payment with respect to any First Lien Obligation not constituting Excess

First Lien Obligations previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the First Lien Collateral Agent any payment received by it or such other Junior Lien Secured Party and then in or its or such other Junior Lien Secured Party’s possession or under its or such other Junior Lien Secured Party’s direct control in respect of any such First Lien Collateral and shall promptly turn any such Collateral then held by it or such other Junior Lien Secured Party over to the First Lien Collateral Agent, and the provisions set forth in this Agreement will be reinstated as if such payment had not been made, until the Discharge of First Lien Obligations (other than Excess First Lien Obligations). All Junior Liens will remain attached to, and enforceable against, all proceeds so held or remitted, subject to the priorities set forth in this Agreement. Anything contained herein to the contrary notwithstanding, this Section 3.05(b) shall not apply to any proceeds of Collateral realized in a transaction not prohibited by the First Lien Documents and as to which the possession or receipt thereof by the Junior Lien Collateral Agent or any other Junior Lien Secured Party is otherwise permitted by the First Lien Documents. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby appoints the First Lien Collateral Agent, and any officer or agent of the First Lien Collateral Agent, with full power of substitution, the attorney-in-fact of each Junior Lien Secured Party for the limited purpose of carrying out the provisions of this Section 3.05(b) and taking any action and executing any instrument that the First Lien Collateral Agent may deem necessary or advisable to accomplish the purposes of this Section 3.05(b), which appointment is irrevocable and coupled with an interest.

Section 3.06 Purchase Option.

(a) Notwithstanding anything in this Agreement to the contrary, on or at any time after (i) the commencement of an Insolvency or Liquidation Proceeding, (ii) the acceleration of the First Lien Obligations, (iii) the exercise or undertaking of any right of set-off in respect of any Collateral by any First Lien Secured Party under any First Lien Document, (iv) the 60th day after any event of default based on non-payment of principal under any First Lien Document that has not been waived by the applicable First Lien Secured Parties or (v) the delivery of any Section 363 Notice or the occurrence of any Section 363 Event, each of the holders of the Junior Lien Debt and each of their respective designated Affiliates (the “Junior Lien Purchasers”) will have the several right, at their respective sole option, election and expense (but will not be obligated), within 60 days following any such event set forth in clauses (i) through (v) above and upon prior written notice (the “Purchase Notice”) to applicable First Lien Representative, to purchase from the First Lien Secured Parties (A) all (but not less than all) First Lien Obligations (including unfunded commitments) and (B) if applicable, all loans and letters of credit (and related obligations, including interest, fees and expenses) provided by any of the First Lien Secured Parties in connection with a DIP Financing that are outstanding on the date of such purchase. Promptly following the receipt of such notice, the holder of First Lien Obligations will deliver to the Junior Lien Purchasers a statement of the amount of First Lien Debt, other First Lien Obligations (including unfunded commitments) and DIP Financing (including letters of credit, interest, fees, expenses and other obligations in respect of such DIP Financing) provided by such holders of the First Lien Obligations, if any, then outstanding and the amount of the cash collateral requested to be delivered pursuant to Section 3.06(b)(ii) below. The right to purchase provided for in this Section 3.06 will expire unless, within 10 Business Days after the receipt by the Junior Lien Purchasers of such statement from the applicable holders of First Lien Obligations, the Junior Lien Purchasers deliver to such holders of First Lien Obligations an irrevocable commitment to purchase (A) all (but not less than all) of the First Lien Obligations (including unfunded commitments) and (B) if applicable, all loans and letters of credit (and related obligations, including interest, fees and expenses) provided by any of the holders of First Lien Obligations in connection with a DIP Financing and to otherwise complete such purchase on the terms set forth under this Section 3.06. Any such Purchase Notice shall (i) designate a purchase date, (ii) set forth the identities (including legal names) of each of the Junior Lien Purchasers together with their respective percentages of the First Lien Obligations, unfunded commitments and, if applicable, DIP Financing Obligations, to be purchased by such Persons, (iii) identify a replacement or successor First Lien

Collateral Agent that the First Lien Secured Parties (after giving effect to the purchase) appoint pursuant to the Collateral Agency Agreement, and (iv) state that such notice is deemed to be an irrevocable offer to the First Lien Secured Parties to purchase such First Lien Obligations on the terms set forth in this Agreement. The First Lien Secured Parties shall be entitled to rely in all respects upon the information set forth in the Purchase Notice, including the identities (and legal names) of the Junior Lien Purchasers.

(b) On the date specified by the Junior Lien Purchasers in such irrevocable commitment (which shall not be less than five Business Days, nor more than 20 Business Days after the receipt by the applicable holders of First Lien Obligations of such irrevocable commitment), the holders of First Lien Obligations shall sell to the Junior Lien Purchasers (i) all (but not less than all) First Lien Obligations (including unfunded commitments but other than any First Lien Obligations constituting Excess First Lien Obligations) and (ii) if applicable, all loans and letters of credit (and related obligations, including interest, fees and expenses) provided by any of the holders of First Lien Obligations in connection with a DIP Financing that are outstanding on the date of such sale, subject to any required approval of any Governmental Authority then in effect, if any, and only if on the date of such sale, the applicable holders of First Lien Obligations receive the following:

(i) Payment in full in cash, as the purchase price for all First Lien Obligations sold in such sale, of an amount equal to the full amount of (i) all First Lien Obligations (other than outstanding letters of credit as referred to in clause (ii) below) and (ii) if applicable, all loans and letters of credit (and related obligations, including interest, fees and expenses) provided by any of the holders of First Lien Obligations in connection with a DIP Financing then outstanding (including principal, interest, fees, reasonable attorneys’ fees and legal expenses, but excluding contingent indemnification obligations for which no claim or demand for payment has been made at or prior to such time); provided, however, that in the case of obligations in respect of Hedging Obligations that constitute First Lien Obligations, the Junior Lien Purchasers shall cause the applicable agreements governing such Hedging Obligations to be assigned and novated or, if such agreements have been terminated, such purchase price shall include an amount equal to the sum of any unpaid amounts then due in respect of such Hedging Obligations, calculated using the market quotation method and after giving effect to any netting arrangements;

(ii) a cash collateral deposit in such amount as the applicable First Lien Secured Parties that hold letters of credit determine is reasonably necessary to secure the payment of any outstanding letter of credit constituting First Lien Obligations that may become due and payable after such sale (but not in any event in an amount greater than 105% of the amount then reasonably estimated to be the aggregate outstanding amount of such letter of credit at such time), which cash collateral shall be (A) held by such applicable First Lien Secured Party as security solely to reimburse the issuers of such letter of credit that becomes due and payable after such sale and any fees and expenses incurred in connection with such letters of credit and (B) returned to the Junior Lien Purchasers (except as may otherwise be required by applicable law or any order of any court or other Governmental Authority) promptly after the expiration or termination from time to time of all payment contingencies affecting such letters of credit; and

(iii) any agreement, document or instrument which the applicable First Lien Secured Parties may reasonably request pursuant to which the Junior Lien Purchasers in such sale expressly assume and adopt all of the Obligations of the holders of the First Lien Obligations under the First Lien Documents and in connection with loans (and related obligations, including interest, fees and expenses) provided by any holder of First Lien Obligations in connection with a DIP Financing on and after the date of the purchase and sale and the Junior Lien Representative (or any other representative appointed by the holders of a majority in aggregate principal amount of the Junior Lien Obligations owned by the Junior Lien Purchasers) becomes a successor agent thereunder.

(c) Such purchase of the First Lien Obligations (including unfunded commitments) and any loan provided by any holder of First Lien Obligations in connection with a DIP Financing shall be made on a pro rata basis among the Junior Lien Purchasers giving notice to the applicable First Lien Representative of their interest to exercise the purchase option hereunder according to each such Junior Lien Purchaser’s portion of the Junior Lien Obligations outstanding on the date of purchase or such portion as such Junior Lien Purchasers may otherwise agree. Such purchase price and cash collateral shall be remitted by wire transfer in federal funds to such bank account of the applicable First Lien Secured Parties as the applicable First Lien Secured Parties may designate in writing to the Junior Lien Purchasers for such purpose. Interest shall be calculated to but excluding the Business Day on which such sale occurs if the amounts so paid by the Junior Lien Purchasers to the bank account designated by the First Lien Secured Parties are received in such bank account prior to 12:00 noon, New York City time, and interest shall be calculated to and including such Business Day if the amounts so paid by the Junior Lien Purchasers to the bank account designated by the applicable First Lien Secured Parties are received in such bank account later than 12:00 noon, New York City time.

(d) Such sale shall be expressly made without representation or warranty of any kind by the applicable First Lien Representative or any First Lien Secured Party as to the First Lien Obligations, the Collateral or otherwise and without recourse to the applicable First Lien Representative or any First Lien Secured Party, except that the applicable holders of First Lien Obligations shall represent and warrant severally as to the First Lien Obligations (including unfunded commitments) and any loan and letter of credit provided by any holder of First Lien Obligations in connection with a DIP Financing then owing to it that (i) such holders of the First Lien Obligations own such First Lien Obligations (including unfunded commitments) and any loan and letter of credit provided by any of the First Lien Secured Parties in connection with a DIP Financing and (ii) such holders of the First Lien Obligations have the necessary corporate or other governing authority to assign such interests.

(e) After such sale becomes effective, any outstanding letter of credit will remain enforceable against the issuers thereof and will remain secured by the First Liens upon the Collateral in accordance with the applicable provisions of the First Lien Collateral Documents as in effect at the time of such sale, and the issuers of letters of credit will remain entitled to the benefit of the First Liens upon the Collateral and sharing rights in the proceeds thereof in accordance with the provisions of the First Lien Collateral Documents as in effect at the time of such sale, as fully as if the sale of the First Lien Obligations had not been made, but only the Person or successor agent to whom the First Liens are transferred in such sale will have the right to foreclose upon or otherwise enforce the First Liens and only the Junior Lien Purchasers in the sale will have the right to direct such Person or successor as to matters relating to the foreclosure or other enforcement of the First Liens.

(f) Each Grantor irrevocably consents to any assignment effected to one or more Junior Lien Purchasers pursuant to this Section 3.06 (so long as they meet all eligibility standards contained in all relevant First Lien Documents, other than obtaining the consent of any Grantor to an assignment to the extent required by such First Lien Documents) for purposes of all First Lien Documents and hereby agrees that no further consent from such Grantor shall be required.

(g) Notwithstanding the foregoing, the First Lien Collateral Agent and the First Lien Secured Parties shall retain any and all rights with respect to indemnification, reimbursement and other similar contingent obligations under the Collateral Agency Agreement, the First Lien Documents or any agreement governing Hedging Obligations or Cash Management Obligations that are expressly stated to survive the termination of such applicable document, contract or agreement.

ARTICLE IV

OTHER AGREEMENTS

Section 4.01 Release of Liens; Automatic Release of Junior Liens.

(a) Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that, if the First Lien Collateral Agent or the requisite First Lien Secured Parties under the First Lien Documents release the First Lien on any Collateral, the Junior Lien on such Collateral shall terminate and be released automatically and without further action if (i) such release is permitted under the Junior Lien Documents, (ii) such release is effected in connection with the First Lien Collateral Agent’s foreclosure upon, or other exercise of rights or remedies with respect to, such Collateral, or (iii) such release is effected in connection with a sale or other Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the requisite First Lien Secured Parties under the First Lien Documents shall have consented to such sale or Disposition of such Collateral; provided, however, that, in the case of each of clauses (i), (ii) and (iii) above, the Junior Liens on such Collateral securing the Junior Lien Obligations shall remain in place (and shall remain subject and subordinate to all First Liens securing First Lien Obligations, subject to the First Lien Cap, and all Junior Liens securing Junior Lien Obligations) with respect to any proceeds of a sale, transfer or other Disposition of Collateral not paid to the First Lien Secured Parties or that remain after the Discharge of First Lien Obligations (other than Excess First Lien Obligations).

(b) The Junior Lien Collateral Agent agrees to execute and deliver (at the sole cost and expense of the Grantors) all such releases and other instruments as shall reasonably be requested by the First Lien Collateral Agent to evidence and confirm any release of Collateral provided for in this Section 4.01 and hereby appoints the First Lien Collateral Agent, and any officer or agent of the First Lien Collateral Agent, with full power of substitution, the attorney-in-fact of each Junior Lien Secured Party for the limited purpose of carrying out the provisions of this Section 4.01 and taking any action and executing any instrument that may be necessary or advisable to accomplish the purposes of this Section 4.01, which appointment is irrevocable and coupled with an interest.

Section 4.02 Certain Agreements With Respect to Insolvency or Liquidation Proceedings.

(a) The parties hereto acknowledge that this Agreement is a “subordination agreement” under Section 510(a) of the Bankruptcy Code and shall continue in full force and effect, notwithstanding the commencement of any Insolvency or Liquidation Proceeding by or against the Company or any other Grantor or any of their respective subsidiaries or any action taken in such Insolvency or Liquidation Proceeding, including any attempted rejection under Section 365 of the Bankruptcy Code. All references in this Agreement to the Company or any of its subsidiaries or any other Grantor will include such Person or Persons as a debtor-in-possession and any receiver or trustee for such Person or Persons in an Insolvency or Liquidation Proceeding. For the purposes of this Section 4.02, unless otherwise provided herein, clauses Section 4.02(b) through and including Section 4.02(o) shall be in full force and effect prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations).

(b) If the Company or any other Grantor or any of their respective subsidiaries shall become subject to any Insolvency or Liquidation Proceeding and, as debtor(s)-in-possession, or if any receiver or trustee for such Person or Persons moves for approval of financing (“DIP Financing”) to be provided by one or more lenders under Section 364 of the Bankruptcy Code and/or the use of cash collateral under Section 363 of the Bankruptcy Code, the Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees that neither it nor any other Junior Lien Secured Party will raise any objection to, contest or oppose, and each Junior Lien Secured Party will waive any claim such Person may now or hereafter have related to or in connection with, any such financing or to the Liens on the Collateral securing the same (“DIP Financing Liens”), or any use, sale or lease of cash collateral that constitutes Collateral or to any grant of administrative expense priority under Section 364 of the Bankruptcy Code, unless (i) the First Lien Collateral Agent or the First Lien Secured Parties oppose or object to such DIP Financing, such DIP Financing Liens or such use of cash collateral, (ii) the maximum principal amount of Indebtedness permitted under such DIP Financing exceeds the sum of (A) the amount of First Lien Obligations refinanced with the proceeds thereof (not including the amount of any Excess First Lien Obligations) and (B) $50 million or (iii) the terms of such DIP Financing provide for the sale of a substantial part of the Collateral (other than a sale or Disposition pursuant to Section 363 of the Bankruptcy Code and with respect to which the Junior Lien Secured Parties are deemed to have consented pursuant to Section 4.02(d)) or require the confirmation of a plan of reorganization containing specific terms or provisions (other than repayment in cash of such DIP Financing on the effective date thereof). To the extent such DIP Financing Liens are senior to, or rank pari passu with, the First Liens, the Junior Lien Collateral Agent will, for itself and on behalf of the other Junior Lien Secured Parties, subordinate the Liens on the Collateral that secure the Junior Lien Obligations to the Liens on the Collateral that secure First Lien Obligations and to such DIP Financing Liens, so long as the Junior Lien Collateral Agent, on behalf of the Junior Lien Secured Parties, retains Liens on all the Collateral, including proceeds thereof arising after the commencement of any Insolvency or Liquidation Proceeding, with the same priority relative to the First Liens as existed prior to the commencement of the case under the Bankruptcy Code.

(c) Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), without the written consent of the First Lien Collateral Agent (which consent is at the written direction of the Controlling First Lien Representative), the Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees not to propose, support or enter into any DIP Financing.

(d) The Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees that it shall not object to, oppose or contest (or join with or support any other party objecting to, opposing or contesting) a sale or other Disposition, a motion to sell or Dispose or the bidding procedure for the sale or Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code (any such sale or motion, a “Section 363 Event,” any such objection, opposition or contestation to a Section 363 Event, a “Section 363 Objection” and any notice or ruling issued by a court of competent jurisdiction in respect of such Section 363 Event, a “Section 363 Notice”) if the requisite First Lien Secured Parties under the First Lien Documents shall have consented to such sale or Disposition, such motion to sell or Dispose or such bidding procedure for such sale or Disposition of such Collateral and all First Liens and Junior Liens will attach to the proceeds of the sale in the same respective priorities as set forth in this Agreement. Notwithstanding the foregoing in this Section 4.02(d), if the Junior Lien Purchasers have exercised their purchase option (or have committed to exercise their purchase option) pursuant to Section 3.06(a), Section 363 Objections shall be permitted to be made by the Junior Lien Collateral Agent or any Junior Lien Secured Party, but only so long as the Junior Lien Purchasers shall not have defaulted on their obligations to consummate the purchase of the First Lien Debt and other Obligations contemplated by Section 3.06.

(e) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, waives any claim that it may now or hereafter have against the First Lien Collateral Agent or any other First Lien Secured Party arising out of any DIP Financing Liens that is granted in a manner that is consistent with this Agreement or administrative expense priority under Section 364 of the Bankruptcy Code.

(f) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party will file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral, and will not object to, oppose or contest (or join with or support any third party objecting to, opposing or contesting) (i) any request by the First Lien Collateral Agent or any other First Lien Secured Party for adequate protection or (ii) any objection by the First Lien Collateral Agent or any other First Lien Secured Party to any motion, relief, action or proceeding based on the First Lien Collateral Agent or First Lien Secured Parties claiming a lack of adequate protection, except that the Junior Lien Secured Parties may:

(i) freely seek and obtain relief granting adequate protection in the form of a replacement Lien co-extensive in all respects with, but subordinated (as set forth in Section 2.01) to, and with the same relative priority to the First Liens as existed prior to the commencement of the Insolvency or Liquidation Proceeding, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the First Lien Secured Parties; and

(ii) freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of First Lien Obligations (other than Excess First Lien Obligations);

(g) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, waives any claim it or any such other Junior Lien Secured Party may now or hereafter have against the First Lien Collateral Agent or any other First Lien Secured Party (or their representatives) arising out of any election by the First Lien Collateral Agent or any First Lien Secured Parties, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code.

(h) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that in any Insolvency or Liquidation Proceeding, neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall support or vote for any plan of reorganization or disclosure statement of the Company or any other Grantor unless (i) such plan is accepted by the Class of First Lien Secured Parties in accordance with Section 1126(c) of the Bankruptcy Code or otherwise provides for the payment in full in cash of all First Lien Obligations (including all post-petition interest approved by the bankruptcy court, fees and expenses and cash collateralization of all letters of credit) on the effective date of such plan of reorganization, or (ii) such plan provides on account of the First Lien Secured Parties for the retention by the First Lien Collateral Agent, for the benefit of the First Lien Secured Parties, of the Liens on the Collateral securing the First Lien Obligations, and on all proceeds thereof whenever received, and such plan also provides that any Lien retained by, or granted to, the Junior Lien Collateral Agent is only on property securing the First Lien Obligations and shall have the same relative priority with respect to the Collateral or other property, respectively, as provided in this Agreement with respect to the Collateral. Except as otherwise provided herein, the Junior Lien Secured Parties shall remain entitled to vote their claims in any such Insolvency or Liquidation Proceeding.

(i) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that, until the Discharge of First Lien Obligations (other than Excess First Lien Obligations) and subject to the provisions of Section 3.02, neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party, shall seek relief, pursuant to Section 362(d) of the Bankruptcy Code or otherwise, from the automatic stay of Section 362(a) of the Bankruptcy Code or from any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral if the First Lien Collateral Agent has not received relief from the automatic stay (or it has not been lifted for the First Lien Collateral

Agent’s benefit), without the prior written consent of the First Lien Collateral Agent, which consent is in its sole discretion.

(j) Without the express written consent of the First Lien Collateral Agent (which consent is at the written direction of the Controlling First Lien Representative) neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall (or shall join with or support any third party in objecting to, opposing or contesting, as the case may be), in any Insolvency or Liquidation Proceeding involving any Grantor, (i) object to, oppose or contest the determination of the extent of or validity of any Liens held by any First Lien Secured Party or the value of any claims of any such holder under Section 506(a) of the Bankruptcy Code or otherwise or (ii) object to, oppose or contest the payment to the First Lien Secured Parties of interest, fees or expenses or to the cash collateralization of letters of credit under Section 506(b) of the Bankruptcy Code.

(k) Notwithstanding anything to the contrary contained herein, if in any Insolvency or Liquidation Proceeding a determination is made that any Lien encumbering any Collateral is not enforceable for any reason, then the Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that any distribution or recovery they may receive in respect of any Collateral shall be segregated and held in trust and forthwith paid over, subject to the requirements of Section 6.01(a), to the First Lien Collateral Agent for the benefit of the First Lien Secured Parties in the same form as received without recourse, representation or warranty (other than a representation of the Junior Lien Collateral Agent that it has not otherwise sold, assigned, transferred or pledged any right, title or interest in and to such distribution or recovery) but with any necessary endorsement or as a court of competent jurisdiction may otherwise direct. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby appoints the First Lien Collateral Agent, and any officer or agent of the First Lien Collateral Agent, with full power of substitution, the attorney-in-fact of the Junior Lien Collateral Agent and each other Junior Lien Secured Party for the limited purpose of carrying out the provisions of this Section 4.02(k) and taking any action and executing any instrument that may be necessary or advisable to accomplish the purposes of this Section 4.02(k), which appointment is irrevocable and coupled with an interest.

(l) Without the express written consent of the First Lien Collateral Agent (which consent shall be granted or withheld at the written direction of the Controlling First Lien Representative), unless the applicable Standstill Period has expired, the Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that it will not file or join an involuntary bankruptcy claim or seek the appointment of an examiner or a trustee for the Company or other Grantor or any of their respective subsidiaries.

(m) Neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall oppose or challenge any claim by the First Lien Collateral Agent or any other First Lien Secured Parties for the allowance or payment in any Insolvency or Liquidation Proceeding of First Lien Obligations consisting of post-petition interest, fees or expenses pursuant to Section 506(b) of the Bankruptcy Code, to the extent of the value of the First Liens (it being understood that such value will be determined without regard to the existence of the Junior Liens on the Collateral), subject to the First Lien Cap. Neither the First Lien Collateral Agent nor any other First Lien Secured Party shall oppose or challenge any claim by the Junior Lien Collateral Agent or any other Junior Lien Secured Party for the allowance or payment in any Insolvency or Liquidation Proceeding of Junior Lien Obligations consisting of post-petition interest, fees or expenses pursuant to Section 506(b) of the Bankruptcy Code, to the extent of the value of the Junior Liens on the Collateral; provided, however, that if the First Lien Collateral Agent or any other First Lien Secured Party shall have made any such claim, such claim (i) shall have been approved or (ii) will be approved contemporaneously with the approval of any such claim by the Junior Lien Collateral Agent or any Junior Lien Secured Party, as applicable.

(n) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, waives any right to assert or enforce any claim under Sections 506(c) or 552 of the Bankruptcy Code as against any First Lien Secured Party or any of the Collateral.

(o) Each of the First Lien Collateral Agent, on behalf of the First Lien Secured Parties, and the Junior Lien Collateral Agent, on behalf of the Junior Lien Secured Parties, acknowledges and agrees that (i) the grants of Liens pursuant to the First Lien Documents and the Junior Lien Documents constitute two separate and distinct grants of Liens and (ii) because of, among other things, their differing rights in the Collateral, the First Lien Obligations and the Junior Lien Obligations are fundamentally different from each other, are not “substantially similar” to the First Lien Obligations within the meaning of Bankruptcy Code Section 1122(a), and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims against the Secured Parties in respect of the Collateral constitute only one secured claim or are properly classified in one class (rather than separate claims or classes of first lien and second lien secured claims), then the Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, hereby acknowledges and agrees that all distributions shall be made in accordance with Section 6.01 of this Agreement as if there were separate classes of first lien and second lien secured claims against the Company and/or other Grantors in respect of the Collateral with the effect being that (A) to the extent that the aggregate value of the Collateral is sufficient (for this purpose ignoring all claims held by the Junior Lien Secured Parties), the First Lien Secured Parties shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of post-petition interest (whether at the default rate as set forth in the applicable First Lien Documents or otherwise in accordance with the First Lien Documents and excluding, for the avoidance of doubt, any Excess First Lien Obligations) before any distribution is made in respect of the claims held by the Junior Lien Secured Parties, and (B) in accordance with Section 3.05(b), each Junior Lien Secured Party shall hold in trust for the benefit of the First Lien Secured Parties, and forthwith turn over to the First Lien Collateral Agent for the benefit of the First Lien Secured Parties, amounts otherwise received or receivable by such Junior Lien Secured Party to the extent necessary to effectuate the intent of this Section 4.02 and this Agreement, even if such turnover has the effect of reducing the claim or recovery of the Junior Lien Secured Parties. Nothing contained herein shall constitute an agreement or an acknowledgment by any party hereto or any Person bound hereby that all of the First Lien Obligations are to be classified as a single class or that all of the First Lien Obligations are substantially similar to each other.

Section 4.03 Reinstatement. If any First Lien Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or pay to the estate of any Grantor any amount (a “Recovery”) for any reason whatsoever, then the First Lien Obligations shall be reinstated to the extent of such Recovery and the First Lien Secured Parties shall be entitled to a reinstatement of First Lien Obligations with respect to all such recovered amounts. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that if, at any time, a Junior Lien Secured Party receives notice of any Recovery, the Junior Lien Collateral Agent or any other Junior Lien Secured Party shall promptly pay over to the First Lien Collateral Agent any payment received by it and then in its possession or under its control in respect of any Collateral subject to any First Lien securing such First Lien Obligations and shall promptly turn any Collateral subject to any such First Lien then held by it over to the First Lien Collateral Agent, and the provisions set forth in this Agreement shall be reinstated as if such payment had not been made. If this Agreement shall have been terminated prior to any such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Any amounts received by the Junior Lien Collateral Agent or any other Junior Lien Secured Party and in their possession or under their control on account of the Junior Lien Obligations, after the termination of this Agreement shall, in the event of a reinstatement of this Agreement pursuant to this Section 4.03 and to the extent consistent with Section 6.01(a), be held in trust for and paid over to the First Lien Collateral Agent for the benefit of the First Lien Secured Parties for application to the reinstated First Lien Obligations until the discharge thereof. This Section 4.03 shall survive termination of this Agreement.

Section 4.04 Refinancings; Additional First Lien Debt and Additional Junior Lien Debt.

(a) The First Lien Obligations and the Junior Lien Obligations may be refinanced or replaced, in whole or in part, by, and the Company may otherwise incur, any Additional First Lien Debt or Additional Junior Lien Debt, as the case may be, and Additional First Lien Obligations or Additional Junior Lien Obligations may be incurred, in each case, subject to the requirements specified in this Agreement, but without notice to, or the consent of, any Secured Party, all without affecting the Lien priorities provided for herein or the other provisions hereof; provided, however, that:

(i) in the case of any Additional First Lien Debt, (A) the First Lien Collateral Agent shall receive on or prior to incurrence of such indebtedness, a joinder agreement to the Collateral Agency Agreement and (B) (x) the aggregate outstanding principal amount of the First Lien Obligations, after giving effect to the incurrence of such Additional First Lien Debt, shall not exceed the First Lien Cap and (y) such Additional First Lien Debt satisfies any applicable requirements of the Collateral Agency Agreement; and

(ii) the First Lien Collateral Agent and the Junior Lien Collateral Agent shall have received (A) an Officers’ Certificate from the Company stating that (x) the incurrence thereof is permitted by this Agreement and each applicable Secured Debt Document to be incurred, (y) such Additional First Lien Debt or Additional Junior Lien Debt is designated by the Company as “First Lien Debt” or “Junior Lien Debt”, as applicable, for the purposes of the Secured Debt Documents and this Agreement; provided, however, that no series of Secured Debt may be designated as more than one of First Lien Debt or Junior Lien Debt and (z) the requirements of Section 4.06 have been satisfied, and (B) (x) in the case of any Additional First Lien Debt, an Additional Secured Debt Designation from the holders or lenders of any indebtedness that refinanced or replaced the First Lien Obligations (or an authorized agent, trustee or other representative on their behalf) and (y) in the case of any Additional Junior Lien Debt, an Additional Secured Debt Designation from the holders or lenders of any indebtedness that refinanced or replaced the Junior Lien Obligations (or an authorized agent, trustee or other representative on their behalf); and

(b) the Company will be permitted to designate as an additional holder of First Lien Obligations or an additional holder of Junior Lien Obligations hereunder each Person who is, or who becomes, the registered holder of First Lien Debt or Junior Lien Debt, respectively, incurred by the Company after the date of this Agreement in accordance with the terms of all applicable Secured Debt Documents. The Company may effect such designation by delivering to the First Lien Collateral Agent and the Junior Lien Collateral Agent, each of the following:

(i) an Officers’ Certificate stating that the Company intends to incur, (x) with respect to Additional First Lien Debt, Additional First Lien Obligations which will be First Lien Debt and will be permitted by each applicable Secured Debt Document, to be incurred and secured by a First Lien equally and ratably with all previously existing and future First Lien Debt or (y) with respect to Additional Junior Lien Debt, Additional Junior Lien Obligations which will be Junior Lien Debt and will be permitted by each applicable Secured Debt Document, to be incurred and secured by a Junior Lien equally and ratably with all previously existing and future Junior Lien Debt;

(ii) an authorized agent, trustee or other representative on behalf of the holders or lenders of any Additional First Lien Obligations or Additional Junior Lien Obligations must be designated as an additional holder of Secured Obligations hereunder and must, prior to such designation, sign and deliver on behalf of the holders or lenders of such Additional First Lien Obligations or Additional Junior Lien Obligations, as the case may be, an Additional Secured Debt Designation, and, to the extent necessary or appropriate to facilitate such transaction, a new intercreditor agreement substantially similar to this Agreement, as in effect on the date hereof; and

(iii) evidence that the Company has duly authorized, executed (if applicable) and recorded (or caused to be recorded) in each appropriate governmental office all relevant filings and recordations deemed necessary by the Company and the holder of such Additional First Lien Representative or Additional Junior Lien Obligations, as the case may be, to ensure that the Additional First Lien Obligations or Additional Junior Lien Obligations are secured by the Collateral in accordance with the First Lien Collateral Documents or Junior Lien Collateral Documents, as the case may be (provided, however, that such filings and recordings may be authorized, executed and recorded following any incurrence on a post-closing basis if permitted by the First Lien Collateral Agent or Junior Lien Collateral Agent for such Additional First Lien Obligations or Additional Junior Lien Obligations, as the case may be).

For the avoidance of doubt, (A) in the case of any Junior Lien Obligation that is refinanced or replaced, the Liens securing such refinancing or replacing Indebtedness shall have a Lien priority equal to or junior to the Liens securing the Indebtedness being refinanced or replaced and (B) the deliveries set forth in clauses (i) through (iii) of this Section 4.04(b) shall not be required (and shall be deemed satisfied) in connection with an issuance of additional First Lien Notes or Junior Lien Notes.

Notwithstanding the foregoing, nothing in this Agreement will be construed to allow the Company or any other Grantor to incur additional indebtedness unless otherwise permitted by the terms of each applicable Secured Debt Document.

Each of the then-exiting First Lien Collateral Agent and Junior Lien Collateral Agent shall be authorized to execute and deliver such documents and agreements (including amendments or supplements to this Agreement) as such holders, lenders, agent, trustee or other representative may reasonably request to give effect to any such Replacement or any incurrence of Additional First Lien Obligations or Additional Junior Lien Obligations, it being understood that the First Lien Collateral Agent and the Junior Lien Collateral Agent or, if permitted by the terms of the applicable Secured Debt Documents, the Grantors, without the consent of any other Secured Party or, in the case of the Grantors, one or more Secured Debt Representatives, may amend, supplement, modify or restate this Agreement to the extent necessary or appropriate to facilitate such amendments or supplements to effect such Replacement or incurrence, all at the expense of the Grantors. Upon the consummation of such Replacement or incurrence and the execution and delivery of the documents and agreements contemplated in the preceding sentence, the holders or lenders of such indebtedness and any authorized agent, trustee or other representative thereof shall be entitled to the benefits of this Agreement.

Section 4.05 Amendments to Junior Lien Documents. Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), without the prior written consent of the First Lien Collateral Agent, no Junior Lien Document may be amended, supplemented, restated or otherwise modified and/or refinanced or entered into to the extent that such amendment, supplement, restatement or modification and/or refinancing, or the terms of any new Junior Lien Document, would (i) adversely affect the lien priority rights of the First Lien Secured Parties or the rights of the First Lien Secured Parties to receive payments owing pursuant to the First Lien Documents, (ii) except as otherwise provided for in this Agreement, add any Liens securing the Collateral granted under the Junior Lien Documents,

(iii) contravene the provisions of this Agreement or the First Lien Documents, (iv) change to earlier dates any scheduled dates for payment of principal or of interest on Junior Lien Debt, (v) change the mandatory redemption or prepayment provisions set forth in the Junior Lien Documents in a manner that would require the applicable Junior Lien Debt to be mandatorily redeemed or prepaid prior to the repayment in full of the First Lien Obligations, (vi) add any guarantees of the Junior Lien Obligations from guarantors that do not guarantee the First Lien Obligations, (vii) provide for “cross-default” (as opposed to “cross-acceleration”) provisions to the First Lien Obligations or (viii) change any term, covenant, default provision or event of default provision set forth in the Junior Lien Documents to be more restrictive than the terms, covenants, defaults and events of default with respect to the First Lien Obligations (other than any more restrictive provisions with respect to additional Junior Lien Debt) or add any financial maintenance covenant.

Section 4.06 Legends. Each of the First Lien Collateral Agent (with respect to the First Lien Collateral Documents to which it is a party and executed after the date of this Agreement) and the Junior Lien Collateral Agent acknowledges that each Junior Lien Facility and the Junior Lien Documents (other than control agreements to which both the First Lien Collateral Agent and the Junior Lien Collateral Agent are parties) and each associated Security Document (other than control agreements to which both the First Lien Collateral Agent and the Junior Lien Collateral Agent are parties) granting any security interest in the Collateral will contain the appropriate legend set forth on Annex I.

Section 4.07 Junior Lien Secured Parties Rights as Unsecured Creditors; Judgment Lien Creditor. Both before or after the Discharge of First Lien Obligations (other than Excess First Lien Obligations), any of the Junior Lien Secured Parties may take any action and exercise any and all rights that would be available to a holder of unsecured claims; provided, however, that the Junior Lien Secured Parties may not take any of the actions prohibited by Section 3.05(a) or Section 4.02 or any other provisions in this Agreement; provided, further, that in the event that any of the Junior Lien Secured Parties becomes a judgment lien creditor in respect of any Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Junior Lien Obligations, such judgment lien shall be subject to the terms of this Agreement for all purposes (including in relation to the First Lien Obligations) as the Junior Liens are subject to this Agreement.

Section 4.08 Postponement of Subrogation. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby agrees that no payment or distribution to any First Lien Secured Party pursuant to the provisions of this Agreement shall entitle any Junior Lien Secured Party to exercise any rights of subrogation in respect thereof until the Discharge of First Lien Obligations shall have occurred. Following the Discharge of First Lien Obligations but subject to the reinstatement as provided in Section 4.03, each First Lien Secured Party will execute such documents, agreements and instruments as any Junior Lien Secured Party may reasonably request to evidence the transfer by subrogation to any such Person of an interest in the First Lien Obligations resulting from payments or distributions to such First Lien Secured Party by such Person, so long as all costs and expenses (including all reasonable legal fees and disbursements) incurred in connection therewith by such First Lien Secured Party are paid by such Person upon request for payment thereof.

Section 4.09 Acknowledgment by the Secured Debt Representatives. Each of the First Lien Collateral Agent, for itself and on behalf of the other First Lien Secured Parties, and the Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, hereby acknowledges that this Agreement is a material inducement to enter into, and that the First Lien Collateral Agent and the Junior Lien Collateral Agent have relied on this Agreement to enter into, the First Lien Indenture and Junior Lien Indenture, respectively, and all documentation related thereto, and that each will continue to rely on this Agreement in their related future dealings.

ARTICLE V

GRATUITOUS BAILMENT FOR PERFECTION OF CERTAIN SECURITY INTERESTS

Section 5.01 General. Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the First Lien Collateral Agent agrees that if it at any time holds a First Lien on any Collateral that can be perfected by the possession or control of such Collateral or of any Account in which such Collateral is held and if such Collateral or any such Account is in fact in the possession or under the control of the First Lien Collateral Agent, the First Lien Collateral Agent will serve as gratuitous bailee for the Junior Lien Collateral Agent for the sole purpose of perfecting the Junior Lien of the Junior Lien Collateral Agent on such Collateral. It is agreed that the obligations of the First Lien Collateral Agent and the rights of the Junior Lien Collateral Agent and the other Junior Lien Secured Parties in connection with any such bailment arrangement will be in all respects subject to the provisions of ARTICLE II. Notwithstanding anything to the contrary herein, the First Lien Collateral Agent will be deemed to make no representation as to the adequacy of the steps taken by it to perfect the Junior Lien on any such Collateral and shall have no responsibility, duty, obligation or liability to the Junior Lien Collateral Agent, any other Junior Lien Secured Party or any other Person for such perfection or failure to perfect, it being understood that the sole purpose of this ARTICLE V is to enable the Junior Lien Secured Parties to obtain a perfected Junior Lien in such Collateral to the extent, if any, that such perfection results from the possession or control of such Collateral or any such Account by the First Lien Collateral Agent. The First Lien Collateral Agent acting pursuant to this Section 5.01 shall not have, by reason of the First Lien Collateral Documents, the Junior Lien Collateral Documents, this Agreement or any other document or theory, a fiduciary relationship in respect of any First Lien Secured Party, the Junior Lien Collateral Agent or any Junior Lien Secured Party. Except as specifically provided herein, until the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the First Lien Collateral Agent shall be entitled to deal with such Collateral and Accounts in accordance with the terms of this Agreement and the other First Lien Documents as if the Junior Liens did not exist. The First Lien Collateral Agent shall not be required to take any such action requested by the Junior Lien Collateral Agent pursuant to this Section 5.01 that the First Lien Collateral Agent in good faith believes will expose it to any liability for expenses or other amounts, unless the First Lien Collateral Agent receives an indemnity with respect to such action that is reasonably satisfactory to it from the Junior Lien Collateral Agent and Junior Lien Secured Parties. Subject to Section 4.03, from and after the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the First Lien Collateral Agent shall take all such actions in its power as reasonably requested by the Junior Lien Collateral Agent (at the sole cost and expense of the Grantors) to transfer possession or control of such Collateral or any such Account (in each case to the extent the Junior Lien Collateral Agent has a Lien on such Collateral or Account after giving effect to any prior or concurrent releases of Liens) to the Junior Lien Collateral Agent for the benefit of all Junior Lien Secured Parties. From and after the Discharge of Junior Lien Obligations, and to the extent any Excess First Lien Obligations are outstanding, the Junior Lien Collateral Agent shall take all such actions in its power as shall reasonably be requested by the First Lien Collateral Agent (at the sole cost and expense of the Grantors) to transfer possession or control of such Collateral or any such Account (in each case to the extent the First Lien Collateral Agent has a Lien on such Collateral or Account after giving effect to any prior or concurrent releases of Liens) to the First Lien Collateral Agent for the benefit of all First Lien Secured Parties.

Section 5.02 Deposit Accounts. Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), to the extent that any Account is under the control of the First Lien Collateral Agent at any time (within the meaning of the term “control” as it relates to Accounts under Articles 8 and 9 of the New York UCC), the First Lien Collateral Agent will act as gratuitous bailee for the Junior Lien Collateral Agent for the purpose of perfecting the Liens of the Junior Lien Secured Parties in such Accounts and the cash and other assets therein as provided in Section 3.01 but will have no duty, responsibility or obligation to the Junior Lien Secured Parties (including, without limitation, any duty, responsibility or obligation as to the maintenance of such control, the effect of such arrangement or the establishment of such perfection except as set forth in the last sentence of this Section 5.02). Unless the Junior Liens on such Collateral have been, or concurrently are, released, after the occurrence of Discharge of First Lien Obligations (other than Excess First Lien Obligations), the First Lien Collateral Agent shall, at the request of the Junior Lien Collateral Agent, cooperate with the Grantors and the Junior Lien Collateral Agent (at the expense of the Grantors) in permitting control of any other Accounts to be transferred to the Junior Lien Collateral Agent (or for other arrangements with respect to each such Accounts satisfactory to the Junior Lien Collateral Agent to be made).

ARTICLE VI

APPLICATION OF PROCEEDS; DETERMINATION OF AMOUNTS

Section 6.01 Application of Proceeds. Prior to the Discharge of First Lien Obligations and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, Collateral or proceeds received in connection with the enforcement or exercise of any right or remedy with respect to any portion of the Collateral will be applied:

(a) first, to the payment in full in cash of all First Lien Obligations that are not Excess First Lien Obligations, in accordance with the application of proceeds set forth in the Collateral Agency Agreement, if applicable;

(b) second, to the payment in full in cash of all Junior Lien Obligations;

(c) third, to the payment in full in cash of all Excess First Lien Obligations, in accordance with the application of proceeds set forth in the Collateral Agency Agreement, if applicable; and

(d) fourth, to the Company or as otherwise required by applicable law.

Section 6.02 Determination of Amounts. Whenever a Secured Debt Representative shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any First Lien Obligation or any Junior Lien Obligation, the existence of any Lien securing any such obligation or the Collateral subject to any such Lien, it may request that such information be furnished to it in writing by the other Secured Debt Representatives and shall be entitled to make such determination on the basis of the information so furnished; provided, however, that if a Secured Debt Representative fails or refuses to reasonably and promptly provide the requested information, the requesting Secured Debt Representative shall be entitled to make any such determination by such method as it may, in the exercise of its good faith judgment, determine, including by reliance upon a certificate of the Company. Each Secured Debt Representative may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to the Company or any of its subsidiaries, any Secured Party or any other Person as a result of such determination.

ARTICLE VII

NO RELIANCE; NO LIABILITY; OBLIGATIONS ABSOLUTE;

CONSENT OF GRANTORS; ETC.

Section 7.01 No Reliance; Information. The First Lien Secured Parties and the Junior Lien Secured Parties acknowledge that (a) such Secured Parties have, independently and without reliance upon, (i) in the case of the First Lien Secured Parties, any Junior Lien Secured Party, and (ii) in the case of the Junior Lien Secured Parties, any First Lien Secured Party, and based on such documents and information as they have deemed appropriate, made their own decisions to enter into the Secured Debt Documents to which they are party, and (b) such Secured Parties will, independently and without reliance upon, (i) in the case of the First Lien Secured Parties, any Junior Lien Secured Party and (ii) in the case of the Junior Lien Secured Parties, any First Lien Secured Party, and based on such documents and information as they shall from time to time deem appropriate, continue to make their own decisions in taking or not taking any action under this Agreement or any other Secured Debt Document to which they are party. The First Lien Secured Parties and the Junior Lien Secured Parties shall have no duty to disclose to any Junior Lien Secured Party or to any First Lien Secured Party, as the case may be, any information relating to the Company or any of the other Grantors, or any other circumstance bearing upon the risk of non-payment of any of the First Lien Obligations or the Junior Lien Obligations, as the case may be, that is known or becomes known to any of them or any of their Affiliates. In the event any First Lien Secured Party or any Junior Lien Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any Junior Lien Secured Party or any First Lien Secured Party, as the case may be, it shall be under no obligation to make, and shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of the information so provided; provide any additional information or to provide any such information on any subsequent occasion; or undertake any investigation.

Section 7.02 No Warranties or Liability.

(a) The First Lien Collateral Agent, for itself and on behalf of the other First Lien Secured Parties, acknowledges and agrees that, except for the representations and warranties set forth in ARTICLE VIII, neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Junior Lien Documents, the ownership of any Collateral or the perfection or priority of any Lien thereon.

(b) The Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, acknowledges and agrees that, except for the representations and warranties set forth in ARTICLE VIII, neither the First Lien Collateral Agent nor any other First Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the First Lien Documents, the ownership of any Collateral or the perfection or priority of any Lien thereon.

(c) The First Lien Collateral Agent and the other First Lien Secured Parties shall have no express or implied duty to the Junior Lien Collateral Agent or any other Junior Lien Secured Party, and the Junior Lien Collateral Agent and the other Junior Lien Secured Parties shall have no express or implied duty to the First Lien Collateral Agent or any other First Lien Secured Party, to act or refrain from acting in a manner that allows, or results in, the occurrence or continuance of a default or an event of default under any First Lien Document and any Junior Lien Document (other than, in each case, this Agreement), regardless of any knowledge thereof which they may have or be charged with.

(d) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby waives any claim that may be had against the First Lien Collateral Agent or any other First Lien Secured Party arising out of any action which the First Lien Collateral Agent or such First Lien Secured Party takes or omits to take (including actions with respect to (i) the creation, perfection or continuation of Liens on any Collateral, (ii) the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any Collateral, (iii) the maintenance and preservation of any Collateral and (iv) the collection of any claim for all or only part of the First Lien Obligations from any account debtor, guarantor or any other party) in accordance with this Agreement and the First Lien Documents or the valuation, use, protection or release of any security for such First Lien Obligations.

Section 7.03 Obligations Absolute. The Lien priorities provided for herein and the respective rights, interests, agreements and obligations hereunder of the First Lien Collateral Agent, the other First Lien Secured Parties, the Junior Lien Collateral Agent and the other Junior Lien Secured Parties shall remain in full force and effect irrespective of:

(a) any lack of validity or enforceability of any Secured Debt Document;

(b) any change in the time, place or manner of payment of, or in any other term of, all or any portion of the Junior Lien Obligations or the First Lien Obligations, it being specifically acknowledged that a portion of the First Lien Obligations may consist of indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed;

(c) any amendment, waiver or other modification, whether by course of conduct or otherwise, of any Secured Debt Document;

(d) the securing of any First Lien Obligation or Junior Lien Obligation with any additional collateral or guarantees, or any exchange, release, voiding, avoidance or non-perfection of any security interest in any Collateral or any other collateral or any release of any guarantee securing any First Lien Obligation or Junior Lien Obligation;

(e) the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or any other Grantor; or

(f) any other circumstances that otherwise might constitute a defense available to, or a discharge of, the Company or any other Grantor in respect of the First Lien Obligations, the Junior Lien Obligations or this Agreement.

Section 7.04 Grantors Consent. Each Grantor hereby consents to the provisions of this Agreement and the intercreditor arrangements provided for herein and agrees that the obligations of the Grantors under the Secured Debt Documents will in no way be diminished or otherwise affected by such provisions or arrangements (except as expressly provided herein).

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES

Section 8.01 Representations and Warranties of Each Party. Each party hereto represents and warrants to the other parties hereto as follows:

(a) Such party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to enter into and perform its obligations under this Agreement.

(b) This Agreement has been duly executed and delivered by such party.

Section 8.02 Representations and Warranties of Each Representative. Each of the First Lien Collateral Agent and the Junior Lien Collateral Agent represents and warrants to the other parties hereto that it is authorized under the First Lien Indenture and the Junior Lien Indenture, respectively, to enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Notices. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a) if to the First Lien Collateral Agent:

Wilmington Trust, National Association

15950 North Dallas Parkway, Suite 550

Dallas, Texas 75248

Attention: Pacific Drilling First Lien Administrator

Facsimile: (888) 316-6238

With a copy to (which shall not constitute notice):

Shipman & Goodwin LLP

One Constitution Plaza

Hartford, Connecticut 06103

Attention: Marie C. Pollio, Esq.

Facsimile: (860) 251-5212

(b) if to the Junior Lien Collateral Agent:

Wilmington Trust, National Association

15950 North Dallas Parkway, Suite 550

Dallas, Texas 75248

Attention: Pacific Drilling Second Lien Administrator

Facsimile: (888) 316-6238

With a copy to (which shall not constitute notice):

Shipman & Goodwin LLP

One Constitution Plaza

Hartford, Connecticut 06103

Attention: Marie C. Pollio, Esq.

Facsimile: (860) 251-5212

(c) if to any other Secured Debt Representative, to such address as specified in the Additional Secured Debt Designation.

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt (if a Business Day) and on the next Business Day thereafter (in all other cases) if delivered by hand or overnight courier service or sent by telecopy or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01. As agreed to in writing among the Company, the First Lien Collateral Agent and the Junior Lien Collateral Agent from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable Person provided from time to time by such Person.

Section 9.02 Waivers; Amendment.

(a) No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any right or remedy that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph Section 9.02(b) of this Section 9.02, and such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any provision hereof may be terminated, waived, amended or modified except pursuant to an agreement or agreements in writing entered into by each Secured Debt Representative; provided, however, that this Agreement may be amended from time to time as provided in Section 4.04. Any amendment of this Agreement that is proposed to be effected without the consent of a Secured Debt Representative as permitted by the proviso to the preceding sentence shall be submitted to such Secured Debt Representative for its review at least five Business Days prior to the proposed effectiveness of such amendment.

Section 9.03 Actions Upon Breach; Specific Performance.

(a) Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), if any Junior Lien Secured Party, contrary to this Agreement, commences or participates in any action or proceeding against any Grantor or its Collateral, such Grantor, with the prior written consent of the First Lien Collateral Agent, may interpose as a defense or dilatory plea the making of this Agreement, and any First Lien Secured Party may intervene and interpose such defense or plea in its or their name or in the name of such Grantor.

(b) Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), should any Junior Lien Secured Party, contrary to this Agreement, in any way take, or attempt to take or threaten to take, any action with respect to the Collateral (including any attempt to realize upon or enforce any remedy with respect to this Agreement) or take any other action in violation of this Agreement or fail to take any action required by this Agreement, the First Lien Collateral Agent or any other First Lien Secured Party (in its own name or in the name of the relevant Grantor) or the relevant Grantor, with the prior written consent of the First Lien Collateral Agent, (i) may obtain relief against such Junior Lien Secured Party by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by the Junior Lien Collateral Agent on behalf of each Junior Lien Secured Party that (A) the First Lien Secured Parties’ damages from such action or actions may at that time be difficult to ascertain and may be irreparable, and (B) each Junior Lien Secured Party waives any defense that the Grantors and/or the First Lien Secured Parties cannot demonstrate damage and/or be made whole by the awarding of damages and (ii) shall be entitled to damages, as well as reimbursement for all reasonable and documented costs and expenses incurred in connection with any action to enforce the provisions of this Agreement.

Section 9.04 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, as well as the other Secured Parties, all of whom are intended to be bound by, and to be third party beneficiaries of, this Agreement. No other Person will be entitled to rely on, have the benefit of or enforce this Agreement.

Section 9.05 Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

Section 9.06 Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.07 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.08 Governing Law; Jurisdiction; Consent to Service of Process.

(a) THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAW PRINCIPLES (BUT GIVING EFFECT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATION LAW).

(b) Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c) Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph Section 9.08(b) of this Section 9.08. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.09 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.10 Headings. Article, Section and Annex headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.11 Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the distinct and separate relative rights of the First Lien Secured Parties and the Junior Lien Secured Parties. None of the Company, any other Grantor or any other creditor thereof shall have any rights or obligations hereunder, except as expressly provided in this Agreement (provided, however, that nothing in this Agreement (other than Section 4.01, Section 4.02, Section 4.04 or Section 4.05) is intended to or will amend, waive or otherwise modify the provisions of the First Lien Indenture, the Junior Lien Indenture or the Collateral Agency Agreement, as applicable), and except as expressly provided in this Agreement, neither the Company nor any other Grantor may rely on the terms hereof (other than Section 4.01, Section 4.02, Section 4.04, or Section 4.05, ARTICLE VII and ARTICLE IX). Nothing in this Agreement is intended to or shall impair the obligations of the Company or any other Grantor, which are absolute and unconditional, to pay the Obligations under the Secured Debt Documents as and when the same shall become due and payable in accordance with their terms. Notwithstanding anything to the contrary herein or in any Secured Debt Document, the Grantors shall not be required to act or refrain from acting pursuant to this Agreement, any First Lien Document or any Junior Lien Document with respect to any Collateral in any manner that would cause a default under any First Lien Document.

Section 9.12 Certain Terms Concerning the First Lien Collateral Agent and the Junior Lien Collateral Agent. None of the First Lien Collateral Agent or the Junior Lien Collateral Agent shall have any liability or responsibility for the actions or omissions of any other Secured Party or for any other Secured Party’s compliance with (or failure to comply with) the terms of this Agreement. The First Lien Collateral Agent shall not have individual liability to any Person if it shall mistakenly pay over or distribute to any Secured Party (or the Company or any other Grantor) any amount in violation of the terms of this Agreement, so long as the First Lien Collateral Agent is acting in accordance with the standards applicable to it pursuant to the Collateral Agency Agreement. Each party hereto hereby acknowledges and agrees that each of the First Lien Collateral Agent and the Junior Lien Collateral Agent is entering into this Agreement solely in its respective capacities as collateral agent under the First Lien Documents and the Junior Lien Documents, respectively, and not in its individual capacity. The First Lien Collateral Agent shall not be deemed to owe any fiduciary duty to the Junior Lien Collateral Agent or any other Junior Lien Secured Party. The Junior Lien Collateral Agent shall not be deemed to owe any fiduciary duty to the First Lien Collateral Agent or any other First Lien Secured Party.

Section 9.13 Authorization of Secured Agents. By accepting the benefits of this Agreement and the other First Lien Collateral Documents, each First Lien Secured Party authorizes the First Lien Collateral Agent to enter into this Agreement and to act on its behalf as collateral agent hereunder and in connection herewith. By accepting the benefits of this Agreement and the other Junior Lien Collateral Documents, each Junior Lien Secured Party authorizes the Junior Lien Collateral Agent to enter into this Agreement and to act on its behalf as collateral agent hereunder and in connection herewith. In the event that Wilmington Trust, National Association, in its capacities as First Lien Trustee or Junior Lien Trustee, is entitled to exercise any rights of or perform any obligations of a First Lien Representative or Junior Lien Representative under this Agreement, each of the First Lien Trustee and Junior Lien Trustee shall be entitled to all of the rights, protections, immunities and powers (including, without limitation, the right to indemnification) granted to it under the First Lien Indenture and Junior Lien Indenture, respectively.

Section 9.14 Further Assurances. Each of the First Lien Collateral Agent, for itself and on behalf of the other First Lien Secured Party, the Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, and each Grantor party hereto, for itself and on behalf of its subsidiaries, agrees that it will execute, or will cause to be executed, any and all further documents, agreements and instruments, and take all such further actions, as may be required under any applicable law, or which the First Lien Collateral Agent or the Junior Lien Collateral Agent may reasonably request, to effectuate the terms of this Agreement, including the relative Lien priorities provided for herein.

Section 9.15 Relationship of Secured Parties. Nothing set forth herein shall create or evidence a joint venture, partnership or an agency or fiduciary relationship among the Secured Parties. None of the Secured Parties nor any of their respective directors, officers, agents or employees shall be responsible to any other Secured Party or to any other Person for any Grantor’s solvency, financial condition or ability to repay the First Lien Obligations or the Junior Lien Obligations, or for statements of any Grantor, oral or written, or for the validity, sufficiency or enforceability of the First Lien Documents or the Junior Lien Documents, or any security interest granted by any Grantor to any Secured Party in connection therewith. Each Secured Party has entered into its respective financing agreements with the Grantors based upon its own independent investigation, and none of the First Lien Collateral Agent or the Junior Lien Collateral Agent makes any warranty or representation to the other Secured Debt Representatives or the Secured Parties.

Section 9.16 First Lien Collateral Agent.

(a) The parties acknowledge that all of the rights, protections, immunities and powers (including, without limitation, the right to indemnification) applicable to Wilmington Trust, National Association as the “Collateral Agent” under the First Lien Indenture and, if applicable, as [“First Lien Collateral Agent”] under the Collateral Agency Agreement, are hereby incorporated by reference and shall be applicable to Wilmington Trust, National Association as First Lien Collateral Agent under this Agreement as if fully set forth herein.

(b) It is understood that any reference to the First Lien Collateral Agent taking any action, making any determination, request, direction, consent or election, deeming any action or document reasonable, appropriate or satisfactory, exercising discretion, or exercising any right or duty under this Agreement shall be pursuant to written direction from the First Lien Representative for the Superpriority Debt (as defined in the Collateral Agency Agreement).

Section 9.17 Junior Lien Collateral Agent.

(a) The parties acknowledge that all of the rights, protections, immunities and powers (including, without limitation, the right to indemnification) applicable to Wilmington Trust,

National Association as the “Junior Lien Collateral Agent” under the Junior Lien Indenture are hereby incorporated by reference and shall be applicable to Wilmington Trust, National Association as Junior Lien Collateral Agent under this Agreement as if fully set forth herein.

(b) It is understood that any reference to the Junior Lien Collateral Agent taking any action, making any determination, request, direction, consent or election, deeming any action or document reasonable, appropriate or satisfactory, exercising discretion, or exercising any right or duty under this Agreement shall be pursuant to written direction from the requisite holders of Junior Lien Obligations.

[SIGNATURES BEGIN NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

WILMINGTON TRUST, NATIONAL ASSOCIATION as First Lien Collateral Agent

By:
Name:
Title:

Signature Page

Intercreditor Agreement

WILMINGTON TRUST, NATIONAL ASSOCIATION as Junior Lien Collateral Agent

By:
Name:
Title:

Signature Page

Intercreditor Agreement

ACKNOWLEDGED AND AGREED AS OF THE DATE FIRST ABOVE WRITTEN:

Pacific Drilling S.A.

By:
Name:
Title:

Pacific Drilling Operations Limited

By:
Name:
Title:

Pacific Drilling V Limited

By:
Name:
Title:

Pacific Drilling VII Limited

By:
Name:
Title:

Pacific Drilling VIII Limited

By:
Name:
Title:

Signature Page

Intercreditor Agreement

Pacific Drillship Nigeria Limited

By:
Name:
Title:

Pacific Sharav Korlátolt Felelősségű Társaság

By:
Name:
Title:

Pacific Bora Ltd.

By:
Name:
Title:

Pacific Mistral Ltd.

By:
Name:
Title:

Pacific Scirocco Ltd.

By:
Name:
Title:

Pacific Drilling Limited

By:
Name:
Title:

Signature Page

Intercreditor Agreement

Pacific Drilling, Inc.

By:
Name:
Title:

Pacific Drilling Services, Inc.

By:
Name:
Title:

Pacific Drilling Operations, Inc.

By:
Name:
Title:

Pacific Drilling, LLC

By:
Name:
Title:

Pacific Drilling Finance S.à r.l.

By:
Name:
Title:

Pacific Drillship S.à r.l.

By:
Name:
Title:

Signature Page

Intercreditor Agreement

Pacific Santa Ana S.à r.l.

By:
Name:
Title:

Pacific Sharav S.à r.l.

By:
Name:
Title:

Pacific Drilling (Gibraltar) Limited

By:
Name:
Title:

Pacific Drillship (Gibraltar) Limited

By:
Name:
Title:

Pacific Drilling Holding (Gibraltar) Limited

By:
Name:
Title:

Pacific Santa Ana (Gibraltar) Limited

By:
Name:
Title:

Signature Page

Intercreditor Agreement

ANNEX I

Provision for each Junior Lien Facility and all Junior Lien Documents

Reference is made to the Intercreditor Agreement, dated as of [•], 2018, between Wilmington Trust, National Association, as First Lien Collateral Agent (as defined therein), and Wilmington Trust, National Association, as Junior Lien Collateral Agent (as defined therein) (the “Intercreditor Agreement”). Each holder of any Junior Lien Obligation (as defined in the Intercreditor Agreement) by its acceptance of such Junior Lien Obligation (i) consents to the subordination of Liens (as defined in the Intercreditor Agreement) provided for in the Intercreditor Agreement, (ii) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement and (iii) authorizes and instructs the Junior Lien Collateral Agent on behalf of each Junior Lien Secured Party (as defined in the Intercreditor Agreement) to enter into the Intercreditor Agreement as the Junior Lien Collateral Agent on behalf of such Junior Lien Secured Parties. The foregoing provisions are intended as an inducement to the noteholders under the First Lien Indenture (as defined in the Intercreditor Agreement) to purchase the First Lien Notes (as defined in the Intercreditor Agreement) and such noteholders are intended third party beneficiaries of such provisions and the provisions of the Intercreditor Agreement.

Provision for all First Lien Collateral Documents and all Junior Lien Collateral Documents that Grant a Security Interest in Collateral

Reference is made to the Intercreditor Agreement, dated as of [•], 2018, between Wilmington Trust, National Association, as First Lien Collateral Agent (as defined therein), and Wilmington Trust, National Association, as Junior Lien Collateral Agent (as defined therein) (the “Intercreditor Agreement”). Each Person (as defined in the Intercreditor Agreement) that is secured hereunder, by accepting the benefits of the security provided hereby, (i) [consents (or is deemed to consent), to the subordination of Liens (as defined in the Intercreditor Agreement) provided for in the Intercreditor Agreement,]1 [(i)][(ii)] agrees (or is deemed to agree) that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, [(ii)][(iii)] authorizes (or is deemed to authorize) the [First Lien Collateral Agent] [Junior Lien Collateral Agent] on behalf of such Person to enter into, and perform under, the Intercreditor Agreement and [(iii)][(iv)] acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person.

Notwithstanding any other provision contained herein, this Agreement, the Liens created hereby and the rights, remedies, duties and obligations provided for herein are subject in all respects to the provisions of the Intercreditor Agreement and, to the extent provided therein, the applicable Collateral Documents (as defined in the Intercreditor Agreement). In the event of any conflict or inconsistency between the provisions of this Agreement and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control with respect to matters relating to the priority of liens.

[1]	This bracketed language would not apply to the First Lien Collateral Documents.

Annex I-1

EXHIBIT A

to Intercreditor Agreement

[FORM OF]

ADDITIONAL SECURED DEBT DESIGNATION

Reference is made to the Intercreditor Agreement, dated as of [         ], 20[         ] (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the “Intercreditor Agreement”) between Wilmington Trust, National Association, as First Lien Collateral Agent for the First Lien Secured Parties (as defined therein), and Wilmington Trust, National Association, as Junior Lien Collateral Agent for the Junior Lien Secured Parties (as defined therein).

Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Intercreditor Agreement. This Additional Secured Debt Designation is being executed and delivered pursuant to Section 4.04 [(a)][(b)] of the Intercreditor Agreement as a condition precedent to the debt for which the undersigned is acting as representative being entitled to the rights and obligations of being Additional [First Lien][Junior Lien] Obligations under the Intercreditor Agreement.

1. Joinder. The undersigned, [                        ], a [                        ], (the “New Representative”) as [trustee] [collateral agent] [administrative agent] [collateral agent] under that certain [describe applicable indenture, credit agreement or other document governing the Additional Junior Lien Obligations] hereby:

(a) represents that the New Representative has been authorized to become a party to the Intercreditor Agreement on behalf of the [Additional First Lien Secured Parties under the Additional First Lien Facility] [Additional Junior Lien Secured Parties under the Additional Junior Lien Facility] as [First Lien Representative] [Junior Lien Representative] under the Intercreditor Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Intercreditor Agreement as fully as if the undersigned had executed and delivered the Intercreditor Agreement as of the date thereof; and

(b) agrees that its address for receiving notices pursuant to the Intercreditor Agreement shall be as follows:

[Address];

2. Priority Confirmation.

[Option A: to be used if additional debt constitutes Additional First Lien Debt] The undersigned New Representative, on behalf of itself and each holder of Obligations in respect of the Additional First Lien Debt for which the undersigned is acting as First Lien Representative hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as First Lien Obligations under the Intercreditor Agreement, that the New Representative is bound by the provisions of the Intercreditor Agreement, that:

(a) all First Lien Obligations will be and are secured equally and ratably by all First Liens (subject to the terms of the Collateral Agency Agreement) at any time granted by the Company or any other Grantor to secure any Obligations in respect of the Additional First Lien Debt, whether or not upon property otherwise constituting Collateral for such Additional First Lien Debt, and that all such First Liens will be enforceable by the First Lien Collateral Agent with respect to such Additional First Lien Debt for the benefit of all First Lien Secured Parties equally and ratably (subject to the terms of the Collateral Agency Agreement);

Exhibit B - 1

(b) the New Representative and each holder of Obligations in respect of the Additional First Lien Debt for which the undersigned is acting as First Lien Collateral Agent are bound by the provisions of (i) the Intercreditor Agreement, including the provisions relating to the ranking of First Liens and Junior Liens and the order of application of proceeds from enforcement of First Liens and Junior Liens, and (ii) the Collateral Agency Agreement, including the provisions relating to the order of application of proceeds from enforcement of First Liens; and

(c) the New Representative and each holder of Obligations in respect of the series of First Lien Debt for which the undersigned is acting as First Lien Collateral Agent appoints the First Lien Collateral Agent and consents to the terms of the Intercreditor Agreement, the Collateral Agency Agreement and the performance by the First Lien Collateral Agent of, and directs the First Lien Collateral Agent to perform, its obligations under the Intercreditor Agreement and the Collateral Agency Agreement, together with all such powers as are reasonably incidental thereto.

[or]

[Option B: to be used if additional debt constitutes Additional Junior Lien Debt] The undersigned New Representative, on behalf of itself and each holder of Obligations in respect of the Additional Junior Lien Debt for which the undersigned is acting as Junior Lien Representative hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as Junior Lien Obligations under the Intercreditor Agreement, that:

(d) all Junior Lien Obligations will be and are secured equally and ratably by all Junior Liens at any time granted by the Company or any other Grantor to secure any Obligations in respect of the Additional Junior Lien Debt, whether or not upon property otherwise constituting Collateral for such Additional Junior Lien Debt, and that all such Junior Liens will be enforceable by the Junior Lien Collateral Agent with respect to such Additional Junior Lien Debt for the benefit of all Junior Lien Secured Parties equally and ratably;

(e) the New Representative and each holder of Obligations in respect of the Additional Junior Lien Debt for which the undersigned is acting as Junior Lien Representative are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of First Liens and Junior Liens and the order of application of proceeds from enforcement of First Liens and Junior Liens; and

(f) the New Representative and each holder of Obligations in respect of the series of Junior Lien Debt for which the undersigned is acting as Junior Lien Representative appoints the Junior Lien Collateral Agent and consents to the terms of the Intercreditor Agreement and the performance by the Junior Lien Collateral Agent of, and directs the Junior Lien Collateral Agent to perform, its obligations under the Intercreditor Agreement, together with all such powers as are reasonably incidental thereto.

3. Full Force and Effect of Intercreditor Agreement. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

4. Governing Law and Miscellaneous Provisions. The provisions of ARTICLE IX of the Intercreditor Agreement will apply with like effect to this Additional Secured Debt Designation.

5. Expenses. The Company and the other Grantors agree to reimburse each Secured Debt Representative for its reasonable out of pocket expenses in connection with this Additional Secured Debt Designation, including the reasonable fees, other charges and disbursements of counsel.

Exhibit B - 2

Exhibit B - 3

IN WITNESS WHEREOF, the parties hereto have caused this Additional Secured Debt Designation to be executed by their respective officers or representatives as of [                        , 20        ].

[insert name of New Representative]

By:
Name:
Title:

The First Lien Collateral Agent hereby acknowledges receipt of this Additional Secured Debt Designation [and agrees to act as First Lien Collateral Agent for the New Representative and the holders of the Obligations represented thereby]:

Wilmington Trust, National Association
as First Lien Collateral Agent

By:
Name:
Title:

The Junior Lien Collateral Agent hereby acknowledges receipt of this Additional Secured Debt Designation [and agrees to act as Junior Lien Collateral Agent for the New Representative and the holders of the Obligations represented thereby]:

Wilmington Trust, National Association
as Junior Lien Collateral Agent

By:
Name:
Title:

Exhibit B - 4

Acknowledged and Agreed to by:

[•]

By:
Name:
Title:

[•]

By:
Name:
Title:

Exhibit B - 5

EXHIBIT B

to Intercreditor Agreement

COLLATERAL DOCUMENTS

Exhibit B - 1

Part A

FIRST LIEN COLLATERAL DOCUMENTS

Exhibit B - 1

Part B

JUNIOR LIEN COLLATERAL DOCUMENTS

Exhibit B - 1

Exhibit D

Amended Certificates of Incorporation and Amended By-Laws

To be Filed on the Plan Supplement Filing Date

Exhibit E

Board of Director Information Required by Bankruptcy Code Section 1129(a)(5)

To be filed on the Plan Supplement Filing Date

Exhibit F

Registration Rights Agreement

To be Filed on the Plan Supplement Filing Date

Exhibit G

Schedule of Rejected Executory Contracts and Unexpired Leases

To be Filed on the Plan Supplement Filing Date

Exhibit H

Reverse Stock Split Mechanics

To be Filed on the Plan Supplement Filing Date